UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 20, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor,   professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

(1)	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO
CENTRALISED FUND MANAGEMENT AGREEMENT WITH SEMICONDUCTOR MANUFACTURING NORTH CHINA (BEIJING) CORPORATION AND
(2)	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO
CENTRALISED FUND MANAGEMENT AGREEMENT WITH SJ SEMICONDUCTOR CORPORATION AND
(3) CONNECTED TRANSACTION IN RELATION TO PROPOSED
GRANT OF RESTRICTED SHARE UNITS TO INDEPENDENT NON-EXECUTIVE DIRECTORS AND
(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 36 to  37  of  this circular. A  letter from  Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 38 to 65 of this circular.

The notice convening the EGM to be held at 5 Floor SO1 Building,18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China on 11 January 2019 at 9 : 00 a.m. (the ‘‘EGM’’) is contained in  this circular. Shareholders are advised to read the notice and to  complete and return the enclosed form of proxy for use at the EGM in accordance with the instructions printed thereon.

Whether you are able to attend the EGM or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183  Queen’s  Road  East, Wanchai, Hong  Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment  thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the EGM in person should you wish. All persons who are registered holders of the Shares on 11 January 2019 will be entitled to attend and vote at the EGM.

* For identification purpose only

21 December 2018

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

‘‘2004 Stock Option Plan’’	the 2004 stock option plan adopted by the Company by way of a Shareholders’ resolution on 16 February 2004 but terminated by the Company on 15 November 2013

‘‘2014 Equity Incentive Plan’’	the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from

15 November 2013 upon its registration with the PRC State Administration of Foreign Exchange, a summary of which is set out in the 2015 Annual Report

‘‘2014 Stock Option Plan’’	the 2014 stock option plan adopted by the Company by way of a Shareholders’ resolution on 13 June 2013 which became effective from 15 November 2013

‘‘2016 SJ Jiangyin Centralised Fund Management Agreement’’

the centralised fund management agreement dated 21  March  2016 entered into among the Company, SMIC Beijing and SJ Jiangyin, as referred to in the announcement of the Company dated 21 March 2016, which was approved by  the Shareholders  at the extraordinary general meeting of the Company held on 24 June 2016

‘‘2016 SMNC

Centralised Fund Management Agreement’’	the centralised fund management agreement dated 31 March 2016 entered into among the Company, SMIC Beijing and SMNC, as referred to in the announcement of the Company dated 8 July 2016

‘‘ADS(s)’’	depositary share(s) of the Company, each of which represents 5 Shares

‘‘Board’’	the board of Directors

‘‘CGP Techfund’’	Beijing Semiconductor Manufacturing and Equipment Equity Investment Center (Limited Partnership)* (北京集成電路製造和裝備股權投資中心（有限合夥）), a company established under the laws of the PRC

‘‘China IC Fund’’	China Integrated Circuit Industry Investment Fund Co., Ltd.* (國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC

‘‘Collection and Payment Services and Foreign Exchange Services’’

the transactions contemplated under the  SMNC  Centralised  Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement (as the case may be) in relation to collection and payment services and foreign exchange services

DEFINITIONS

‘‘Company’’	Semiconductor Manufacturing International Corporation ( 中 芯

國際集成電路製造有限公司*), a company incorporated in the

Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.

‘‘connected person(s)’’	has the same meaning as ascribed to it under the Listing Rules

‘‘Director(s)’’	the director(s) of the Company

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held to approve, among other things, the SMNC Centralised Fund Management Agreement (including the SMNC CCT and the SMNC Annual Caps), the SJ Cayman Centralised Fund Management Agreement (including the SJ Cayman CCT and the SJ Cayman Annual Caps) and the Proposed RSU Grants

‘‘E-Town Capital’’	Beijing E-Town International Investment & Development Co., Ltd.* (北京亦莊國際投資發展有限公司), a limited liability company established under the laws of the PRC

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC

‘‘IDIMC’’	Beijing Industrial Developing Investment Management Co., Ltd.* (北京工業發展投資管理有限公司), a company established under the laws of the PRC

‘‘Independent Board Committee’’

the independent committee of the Board that consists of all independent non-executive Directors (excluding Professor Lau and Mr. Fan in respect of the portion of the Proposed  RSU  Grants relating to themselves) who have no direct or indirect interest in the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement, or the Proposed RSU Grants, other than, where applicable, being a Shareholder

DEFINITIONS

‘‘Independent Financial Adviser’’

Messis Capital Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on  corporate finance) regulated activities under the SFO and being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the SMNC Centralised Fund Management Agreement (including the SMNC CCT and the SMNC Annual Caps), the SJ Cayman Centralised Fund Management Agreement (including the SJ  Cayman  CCT  and  the SJ Cayman Annual Caps) and the Proposed RSU Grants

‘‘Independent Shareholders’’

(i)   in relation to the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement, the Shareholders who are not required under the Listing Rules to abstain from voting at the EGM to approve the SMNC Centralised Fund Management Agreement (including the SMNC CCT and the SMNC Annual Caps) and the SJ Cayman Centralised Fund Management Agreement (including the SJ Cayman CCT and the SJ Cayman Annual Caps), which shall include Shareholders other than Xinxin (Hongkong) Capital Co., Limited and other associates (as defined under the Listing Rules) of China IC Fund; and (ii) in relation to the Proposed RSU  Grants, the Shareholders who are not required under the Listing Rules to abstain from voting at the EGM to approve  the  Proposed RSU Grants

‘‘Internal Deposit Services’’	the transactions contemplated under the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement (as the case may be) in relation to internal deposit services

‘‘Internal Loan Services’’	the transactions contemplated under the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement (as the case may be) in relation to internal loan services

‘‘Latest Practicable Date’’	14 December 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Mr. Fan’’	Mr. Fan Ren Da Anthony, an independent non-executive Director of the Company

‘‘Other Financial Services’’	the transactions contemplated under the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement (as the case may be) in relation to other financial services

‘‘PBOC’’	the Peoples’ Bank of China

DEFINITIONS

‘‘PRC’’	the People’s Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan

‘‘Professor Lau’’	Professor Lau Lawrence Juen-Yee, an independent non-executive Director of the Company

‘‘Proposed RSU Grants’’	the proposed grant of 187,500 Restricted Share Units and 187,500 Restricted Share Units to Professor Lau and Mr. Fan, respectively, pursuant to the 2014 Equity Incentive Plan

‘‘Provision of Letter of Credit Services’’

the transactions contemplated under the  SMNC  Centralised  Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement (as the case may be) in relation to provision of letter of credit services

‘‘Restricted Share Units’’

an unsecured promise of the Company to pay eligible individuals a specific number of Shares or ADSs, as applicable, on  a  specified date pursuant to 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document

‘‘RMB’’	Renminbi, the lawful currency of the PRC

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Shareholders’’	holder(s) of issued Shares

‘‘Shares’’	the ordinary Share(s) of par value US$0.004 each in the share capital of the Company

‘‘SJ Cayman’’	SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands

‘‘SJ Cayman Annual Caps’’

annual caps for the period ending 31 December 2019, 2020 and 2021 in relation to each type of SJ Cayman CCT which are more fully set out in the section headed ‘‘The SJ Cayman Annual Caps and Basis of Determination — SJ Cayman Annual Caps’’ in this circular

‘‘SJ Cayman CCT’’

the continuing connected transactions contemplated under the SJ Cayman Centralised Fund Management Agreement, details of which are set out in the sub-section headed ‘‘Principal Terms of the SJ Cayman Centralised Fund Management Agreement’’  in this circular

‘‘SJ Cayman Centralised Fund Management Agreement’’	the centralised fund management agreement dated 6 December 2018 entered into among the Company, SMIC Beijing and SJ Cayman in relation to the SJ Cayman CCT

DEFINITIONS

‘‘SJ Hong Kong’’	SJ Semiconductor (HK) Limited (中芯長電半導體（香港）有限公司 ), a company incorporated with limited liability in Hong Kong and a wholly-owned subsidiary of SJ Cayman

‘‘SJ Jiangyin’’	SJ Semiconductor (Jiangyin) Corporation* (中芯長電半導體（江陰）有限公司), a wholly foreign-owned enterprise incorporated in the PRC and a wholly-owned subsidiary of SJ Hong Kong

‘‘SJ USA’’	SJ Semiconductor USA Co., a company incorporated with limited liability in the United States and a wholly-owned subsidiary of SJ Cayman

‘‘SMIC Beijing’’

Semiconductor Manufacturing International (Beijing) Corporation* (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMIC Holdings’’	SMIC Holdings Corporation* (中芯國際控股有限公司), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMIC Investment’’	SMIC Investment (Shanghai) Corporation* (中芯集電投資（上海）有限公司), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMNC’’	Semiconductor Manufacturing North China (Beijing) Corporation* (中芯北方集成電路製造（北京）有限公司), a company established under the laws of the PRC pursuant to the joint venture agreement dated 3 June 2013

‘‘SMNC Annual Caps’’

annual caps for the period ending 31 December 2019, 2020 and  2021 in relation to each type of SMNC CCT which are more fully set out in the section headed ‘‘The SMNC Annual Caps and Basis of Determination — SMNC Annual Caps’’ in this circular

‘‘SMNC CCT’’

the continuing connected transactions contemplated under the SMNC Centralised Fund Management Agreement, details of which are set out in the sub-section headed ‘‘Principal Terms of the SMNC Centralised Fund Management Agreement’’ in this circular

‘‘SMNC Centralised Fund Management Agreement’’	the centralised fund management agreement dated 29 November 2018 entered into among the Company, SMIC Beijing and SMNC in relation to the SMNC CCT

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

DEFINITIONS

‘‘U.S.’’ or ‘‘United States’’	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

‘‘US$’’	United States dollar, the lawful currency of the United States of America

‘‘Xun Xin’’	Xun Xin (Shanghai) Investment Co. Ltd.* (巽鑫（上海）投資有限公 司 ), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China IC Fund

‘‘ZDG’’	Zhongguancun Development Group* (中關村發展集團股份有限公 司 ), a company incorporated in the PRC

‘‘%’’	per cent.

* For identification purpose only

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

Executive Directors:	Registered Office:
Zhou Zixue (Chairman)	Cricket Square, Hutchins Drive PO Box 2681
Zhao Haijun (Co-Chief Executive Officer) Liang Mong Song (Co-Chief Executive Officer) Gao Yonggang (Chief Financial Officer and Joint Company Secretary)	Grand Cayman, KY1-1111 Cayman Islands
Principal Place of Business:
Non-executive Directors:	18 Zhangjiang Road Pu Dong New Area Shanghai 201203
Chen Shanzhi Zhou Jie	People’s Republic of China
Ren Kai Lu Jun
Tong Guohua

Independent non-executive Directors:
William Tudor Brown Chiang Shang-yi Cong Jingsheng Jason
Lau Lawrence Juen-Yee Fan Ren Da Anthony
21 December 2018

To the Shareholders Dear Sir or Madam, INTRODUCTION

The purpose of this circular is to provide you with, among other things:

(a)	details of the SMNC Centralised Fund Management Agreement (including the SMNC CCT and the SMNC Annual Caps);

* For identification purpose only

LETTER FROM THE BOARD

(b)	details of the SJ Cayman Centralised Fund Management Agreement (including the SJ Cayman CCT and the SJ Cayman Annual Caps);

(c)	details of the Proposed RSU Grants;

(d)	the letter from the Independent Board Committee to the Independent Shareholders;

(e)	the letter from Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders;

(f)	other information required to be disclosed under the Listing Rules; and

(g)	the notice of EGM.

(A)	THE SMNC CENTRALISED FUND MANAGEMENT AGREEMENT

Reference is made to the Company’s announcement dated 29 November 2018 relating  to the Company, SMIC Beijing and SMNC’s entering into of the SMNC Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of  the Group’s RMB fund  and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMNC participating in the Group’s centralised fund management system. The principal terms of the SMNC Centralised Fund Management Agreement are set out below.

Date:	29 November 2018

Parties:	(i) the Company (other than SMNC);
(ii) SMIC Beijing, a wholly-owned subsidiary of the Company; and
(iii) SMNC, a subsidiary of the Company

Effective period:

Effective from 1 January 2019 or the date when all the necessary approvals required under the applicable law, the articles of associations of the parties and the requirements of the Stock Exchange and the New York Stock Exchange, Inc. are obtained, whichever is later, and ending on 31 December 2021.

Termination:

SMNC may terminate the SMNC Centralised Fund Management Agreement by three months’ prior written notice. Two months before the expiry date, the parties will negotiate whether to renew  or terminate the SMNC Centralised Fund Management Agreement.

LETTER FROM THE BOARD

Principal Terms of the SMNC Centralised Fund Management Agreement

The SMNC CCT will include the following:

1.	Internal Deposit Services

SMIC Beijing will provide deposit services and pay interest to SMNC.

2.	Collection and Payment Services and Foreign Exchange Services

SMIC Beijing will serve as the platform for centralised collection and payment activities and foreign exchange activities within the Group. SMNC may carry out such activities by itself or through SMIC Beijing. By providing foreign exchange services, SMIC Beijing will convert funds deposited with it by SMNC into different currency with a third-party bank or financial institution. As SMIC Beijing will be able to convert the centralised fund deposited with it by the Group, it will be able to benefit from a more favourable exchange rate offered by the third-party bank or financial institution based on the larger amount of funds to be converted and the stronger bargaining power.

3.	Internal Loan Services

SMIC Beijing will provide internal loan services to SMNC in accordance  with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services

Letter of Credit Services will be utilised as a settlement instrument through which the Company will utilise its overseas credit lines to provide letter(s) of credit for SMNC to facilitate the purchase of equipment in accordance with PRC laws, regulations and policies.

5.	Other Financial Services

SMIC Beijing will provide other financial services to SMNC in accordance with PRC laws, regulations and policies.

Pricing

The price of the services provided by SMIC Beijing to SMNC contemplated under the Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules, determined according to the market principle on arm’s length basis, subject to compliance with requirements for connected transactions of the Stock Exchange and relevant requirements for connected transactions that are applicable to  the parties. The Company will ensure that the prices charged to  SMNC will not be  more favourable than prices charged to its other subsidiaries which are not connected persons under the Listing Rules.

LETTER FROM THE BOARD

Under the Group’s existing centralised fund management system, SMIC Beijing collectively procures certain fund management services from third-party banks or financial institutions (banks or financial institutions qualified to provide financial services to the Group that do not hold any shares of the entities within the Group and whose shares are not owned by any entities within the Group, such as Industrial and Commercial Bank of China Limited and Bank of China Limited in the PRC). SMIC Beijing will charge its subsidiaries with reference to terms offered by third-party banks or financial institutions for such fund management services.

1.	Internal Deposit Services

The terms (including interest rates) in respect of the Internal Deposit Services provided by SMIC Beijing to SMNC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations, including but not limited to the Notice regarding the Administrative Regulations on the Centralised Foreign Exchange Fund Management  for Multinational Corporations issued by the State Administration  of  Foreign Exchange (Huifa [2015] No. 36); the Notice regarding the Implementing Regulations  on the Centralised Foreign Exchange Fund Management for  Multinational  Corporations in Beijing issued by the Beijing office of the State Administration of Foreign Exchange (Jinghui [2015] No. 231); and the Notice on Further Facilitating Multinational Enterprise Groups in Operation of the Cross-Border  Bilateral  RMB  Cash Pooling Business issued by the PBOC (Yinfa [2015] No. 279) (the ‘‘Relevant PRC Laws and Regulations’’). The interest rate applicable to SMNC’s deposits with SMIC Beijing will be determined based on arm’s length negotiations by the parties. SMNC  will obtain two or more written quotes from third-party commercial banks in the PRC for providing deposit services of the same type during the same period to SMNC. The interest rate for SMNC’s deposits with SMIC Beijing will be the same as or lower than lowest of the quoted interest rates. The PBOC publishes benchmark interest rates on the PBOC’s website for RMB deposits from time to time which serve as a guidance price for reference only for the commercial banks in the PRC. The Company understands that when determining the interest rates quoted to SMNC, the third-party commercial banks will refer to such PBOC benchmark interest rate for RMB deposits  of a similar type and make necessary adjustment.

2.	Collection and Payment Services and Foreign Exchange Services

The terms (including fees charged by SMIC Beijing and exchange rates) in respect of the Collection and Payment Services and Foreign Exchange Services provided by SMIC Beijing to SMNC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by SMIC Beijing to SMNC for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are  not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from  third-party  commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SMNC as described above. In particular, SMIC Beijing will make reference to the quotes offered by independent third-party commercial banks or financial institutions which take into account the specific market conditions and  other specific considerations such as the credit of the customers and the size of the transaction.

LETTER FROM THE BOARD

3.	Internal Loan Services

The terms (including interest rates) in respect of the Internal Loan Services provided by SMIC Beijing to SMNC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The interest rate applicable to loans granted to SMNC by SMIC Beijing will be based on arm’s length negotiation by  the parties. SMNC will obtain two or  more written quotes from third-party commercial banks in the PRC for providing loan services of the same type during the same period to SMNC. The interest rate for SMNC’s loans with SMIC Beijing will be the same as or higher than the highest of the quoted interest rates. The PBOC publishes benchmark interest rates on the PBOC’s website for RMB loans from time to time which serve as a guidance price for reference only for the commercial banks in the PRC. The Company understands that when determining the interest rates quoted to SMNC, the third-party commercial banks will refer to such PBOC benchmark interest rate for RMB loan of a similar type and make adjustment based on the bank’s credit assessment of SMNC.

4.	Provision of Letter of Credit Services

The terms (including fees charged by the Company) in respect of the letters of credit provided by the Company to SMNC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by the Company to SMNC for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial  institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SMNC as described above. In  particular, third-party commercial banks or financial institutions will charge SMIC Beijing an issuance fee according to the key terms of the credit facility, which is subject to the issuer’s credit and financial profile. The final fee charged to SMNC will be determined by the face amount of letter of credit multiplied with the issuance fee rate and the time length of the letter.

5.	Other Financial Services

The terms (including fees charged by SMIC Beijing) in respect of Other Financial Services provided by SMIC Beijing to SMNC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by SMIC Beijing to SMNC for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial  institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SMNC as described above.

LETTER FROM THE BOARD

Internal Control Measures

The Company has in place a series of internal control measures to ensure that the terms of the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement are fair and reasonable and that the SMNC CCT and SJ Cayman CCT will be conducted on normal commercial terms. As the SMNC CCT and SJ Cayman CCT also constitute related party transactions for the Company, they  will  be subject to the related party transaction policy of the Group, which is further explained  below.

1.

SMNC has established a related party transaction review committee, which is comprised of four non-executive directors of SMNC of which two of them, namely Dr. Zhao Haijun, the executive Director and co-chief executive officer of the Company and Dr. Gao Yonggang, the executive Director, chief financial officer and joint company secretary of the Company, were appointed by  the Company  and the other two were appointed by each of China IC Fund  and  ZDG.  The related party transaction review committee is responsible for reviewing and approving the centralised fund management agreement and pricing policy of connected transactions entered into by SMNC and the Company, with the assistance from the related party transaction office of SMNC. The committee has meeting at least once annually to monitor and review related party transactions between SMNC and the Company;

2.

SJ Cayman management team is responsible for reviewing and approving the centralised fund management agreement and pricing policy of connected transactions entered into by SJ Cayman and the Company. SJ Cayman  management holds monthly meetings to monitor and review related party transactions between SJ Cayman and the Company;

3.

The Company has also established a related party transaction review team, consisting of members from the finance and accounting, legal and other related departments of the Company, which reviews the terms of specific connected transaction agreements and reports its findings to the management;

4.

The Company’s compliance office will perform quarterly check on transactions entered under the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement to ensure compliance with pricing policies and annual caps are not exceeded; and

5.

The Company’s external auditors will conduct an annual review of the transactions entered into under the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement to ensure the transaction amounts are within the annual caps and the transactions are in accordance with the terms set out in the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement.

In accordance with the Listing Rules, the independent non-executive Directors and the auditors of the Company will also perform an annual review of  the terms of  the SMNC  CCT and the SJ Cayman CCT to ensure that the pricing policy and the annual caps remain fair and reasonable and that appropriate internal control procedures are in place, and will confirm so each year in the annual report published by the Company.

LETTER FROM THE BOARD

Considering the general principles and the detailed pricing policies, the Directors (including the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the SMNC CCT and the SJ Cayman CCT will be conducted on normal commercial terms or better and not prejudicial to the interests of the Company and its minority Shareholders.

Payment

The consideration for the transactions contemplated under the  SMNC  Centralised  Fund Management Agreement will be paid in accordance with the specific and separate agreements entered into between SMIC Beijing and SMNC, the terms of which will be on normal commercial terms or better, and funded by the relevant party’s internal resources.

Other Terms

The terms of the SMNC Centralised Fund Management Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

SMNC’s participation in the centralised fund management system of the Group will not alter its existing rights to its own funds. The rights to own, use, approve of use and benefit from SMNC’s funds will remain with SMNC.

LETTER FROM THE BOARD

THE SMNC ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amounts

The historical transaction amounts between the Company, SMIC Beijing and SMNC  for the transactions contemplated under the 2016 SMNC Centralised Fund Management Agreement for the two years ended 31 December 2016 and 2017 and the ten months ended  31 October 2018 are as follows:

	Transactions for the year ended 31 December		Transactions from 1 January 2018 to 31 October
Nature of Continuing Connected Transactions	2016(1)	2017(1)	2018(2)
	(US$ million)	(US$ million)	(US$ million)
Internal deposit services (representing the maximum daily outstanding balances including accrued interests)	719.7	1,182.3	1,297.4

Collection and payment services and foreign exchange services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services)	—	—	—

Internal loan services (representing the maximum daily outstanding balance of loans including accrued interests)	120.5	—	—

Provision of letter of credit services (representing the maximum aggregate principal amount of the letter(s) of credit issued on SMNC’s behalf per calendar year)	—	—	—

Other financial services (representing the maximum fees charged by the Group for providing other financial services to SMNC per calendar year)	—	—	—

Notes:

(1)	Representing the audited amounts of all transactions among the Company, SMIC Beijing and SMNC for the two years ended 31 December 2016 and 2017.

(2)	Unaudited.

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SMNC Annual Caps

Nature of SMNC CCT	For the year ending 31 December
	2019	2020	2021
	US$ million	US$ million	US$ million
Internal Deposit Services (representing maximum daily outstanding balances including accrued interests placed by SMNC with SMIC Beijing)	2,000	2,000	2,000

Collection and Payment Services and Foreign Exchange Services (representing maximum daily transaction amount for collection and payment services and foreign exchange services)	200	200	200

Internal Loan Services (representing maximum daily balance of internal loans provided by SMIC Beijing to SMNC)	500	500	500

Provision of Letter of Credit Services (representing the maximum aggregate amount of the letter(s) of credit issued on SMNC’s behalf per calendar year)	500	500	500

Other Financial Services (representing the maximum fees charged by SMIC Beijing for providing other financial services to SMNC per calendar year)	50	50	50

The SMNC Annual Caps are determined based on the assumptions and factors as explained below:

1.	Internal Deposit Services

(a)	the expected increase of SMNC and the Group’s respective fixed assets over the effective period of the SMNC Centralised Fund Management Agreement; and

(b)	the operating cash flow and financial needs of each of SMNC and the Group in respect of its future business expansion.

2.	Collection and Payment Services and Foreign Exchange Services

(a)	the practical needs of SMNC and the Group’s respective future business; and

(b)	the future development plan of each of SMNC and the Group.

3.	Internal Loan Services

(a)	the capital expenditure required for future business expansion of SMNC; and

(b)	the operating cash flow and financial needs of SMNC and the availability of fund within the Group in respect of its future business expansion.

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4.	Provision of Letter of Credit Services

(a)	the capital expenditure required for future business expansion of SMNC; and

(b)	the increase of SMNC’s and the Group’s respective fixed assets over the effective period of the SMNC Centralised Fund Management Agreement.

5.	Other Financial Services

(a)	the practical needs of SMNC’s and the Group’s respective future business; and

(b)	the future development plan of each of SMNC and the Group.

The SMNC Annual Caps for each type of SMNC CCT are determined based on SMNC’s planned capital expenditures to reach the designed manufacturing capacity of 70,000 wafers per month in the following years. SMNC currently owns one manufacturing fabrication facility (fab), which has  reached  the  manufacturing capacity of 33,000 wafers per month with  an  accumulated  capital  expenditure  of  over US$3.5 billion. The second fab of SMNC is also expected to be invested and constructed to reach full production. The total investment of SMNC is estimated to be around US$7.2 billion for the two fabs. The investment schedule in respect of SMNC is determined based on the expected investment needed for the two fabs to each reach a capacity of 35,000 wafers per month and for completing the construction of a second manufacturing line to satisfy the overall designed manufacturing capacity. The overall follow-on investment is expected to be between US$3 to US$4 billion, subject to changing market conditions and market demand.

As the investment schedule towards SMNC will be adjusted according to the changing market conditions and financial conditions of the Group, the SMNC Annual Caps are set based on the aggregate year capital expenditure plans to maintain  flexibility for the Group to expedite or slow down performance of its planned capital expenditures. As cash investment will be made towards SMNC to meet its planned capital expenditure and SMNC will be able to utilise the Internal Deposit Services and the Collection and Payment Services and Foreign Exchange Services for such investment, the SMNC Annual Caps in respect of Internal Deposit Services and the Collection and Payment Services and Foreign Exchange Services are set based on the aggregate capital expenditure plans of SMNC. As at the Latest Practicable  Date,  SMNC has received capital injection of approximately US$3 billion, being over 60% of SMNC’s registered capital of US$4.8 billion, from its shareholders, namely the Company, SMIC Beijing, China IC Fund, IDIMC, ZDG, CGP Techfund and E-Town Capital. By 2019, SMNC is expected to receive capital contribution from its shareholders amounting to approximately US$1.8 billion, and most  of  such  sum  would be deposited by SMNC with SMIC Beijing. As such, capital contribution being the SMNC Annual Caps for Internal Deposit Services are set at US$2  billion. Since over 80% of SMNC’s capital expenditure for the three years from 2019 to 2021 will be for the purchase of  equipment for the construction of  its second manufacturing line  and such purchases will be denominated in foreign currencies, settlement and foreign exchange services will be needed. It is expected that the daily cap of US$200 million will sufficiently cover the expenditure of individual pieces of equipment, as such, the SMNC Annual Caps for Collection and Payment Services and Foreign Exchange Services are set at US$200 million to reflect the highest possible daily transaction amount for the purchase of equipment. As at the Latest Practicable Date, the accumulated investment of SMNC has reached approximately

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US$3.5 billion, and in order to reach the designed capacity of its second 300mm manufacturing line, an additional US$3 to 4 billion is required to be invested, being around  50%  of  its planned total expenditure of US$7.2 billion. Given the expected capital contribution of approximately US$1.8 billion and the existing internal deposit of  approximately US$1.3 billion, SMNC may still need to finance the planned expenditure through internal loans. As a supplemental financing approach, the SMNC Annual Caps for Internal Loan Services are set at US$500 million, which aims to cover the majority of the difference between the total outstanding capital expenditure of about  US$3.7  billion and the approximate US$3.1 billion of cash SMNC will expect to have. In addition, it is expected that SMNC’s planned capital expenditure for the purchase of equipment will be obtained through letters of credit. The Group will utilise its credit facilities to provide letter(s) of credit for SMNC to facilitate the purchase  of  equipment, whether or not SMNC finances the required capital expenditures internally or externally. This will enable SMNC to take advantage of the high credibility of the Group. The SMNC Annual Caps in respect of Provision of  Letter of  Credit Services  are set at US$500 million with reference to the aggregate capital expenditure plans of SMNC for a single fiscal year. The SMNC Annual Caps in respect of Other Financial Services are set at US$50 million to reflect the expected financial expenses in SMNC’s future capital expenditure.

REASONS FOR AND BENEFITS OF THE SMNC CENTRALISED FUND MANAGEMENT AGREEMENT

The Company considers that the entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will open up the domestic and foreign funding channels of the Group, increase efficient fund usage and reduce the Group’s overall debt levels and interest expense. The centralised management of foreign exchange risk exposure will also reduce the risks of exchange loss of the Group.

The Directors (excluding independent non-executive Directors whose view will  be given after taking into account the advice from the Independent Financial Adviser) consider that it is in the best interests of the Company and the Shareholders as a whole to enter into  the SMNC Centralised Fund Management Agreement and the transactions contemplated thereunder; the terms of  the SMNC Centralised Fund  Management Agreement including  the SMNC Annual Caps are fair and reasonable; and the entering into of the SMNC Centralised Fund Management Agreement and the  transactions  contemplated  thereunder are on normal commercial terms or better, in the ordinary and usual course of  business of  the Group and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

IMPLICATIONS UNDER THE LISTING RULES

As at the Latest Practicable Date, China IC Fund held approximately 15.82% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As at the Latest Practicable Date, the registered capital of SMNC is held as to approximately 51% and 32% by the Group and China IC Fund, respectively. SMNC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the  Listing Rules and thus a connected person of the Company under the Listing Rules.

In relation to the transactions contemplated under the SMNC Centralised Fund Management Agreement, the Internal Deposit Services to be provided by SMIC Beijing to SMNC will constitute continuing connected transactions by way of financial assistance received by SMIC Beijing from a connected person. Pursuant to Rule 14A.90 of the Listing Rules, as the Internal Deposit Services are conducted on normal commercial terms and not secured by the assets of the Group, the provision of the Internal Deposit Services is fully exempt from the reporting, announcement and/or the Independent Shareholders’ approval requirements under the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the SMNC Annual Caps  for  the  Collection and Payment Services and Foreign Exchange Services, Internal Loan Services  and Provision of Letter of Credit Services exceed 5%, the transactions contemplated under the SMNC Centralised Fund Management Agreement will constitute continuing connected transactions subject to the reporting, announcement and the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules. As one or more of  the  applicable percentage ratios (other than the profits ratio) in respect of the SMNC Annual Caps for Other Financial Services are more than 0.1% but less than 5%, the transaction is subject to  the reporting, announcement and annual review requirements but exempt from  the Independent Shareholders’ approval requirement under Chapter 14A of the  Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee comprising  Mr. William Tudor Brown, Dr. Chiang Shang-yi, Mr. Cong Jingsheng Jason, Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony, all being the independent non-executive Directors has been established to advise and provide recommendation to the Independent Shareholders on the SMNC Centralised Fund Management Agreement (including  the  SMNC CCT and the SMNC Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the SMNC Centralised Fund Management Agreement (including  the  SMNC CCT and the SMNC Annual Caps).

LETTER FROM THE BOARD

INFORMATION ABOUT THE PARTIES

Information on the Company and SMIC Beijing

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides  integrated  circuit  (IC)  foundry  and technology services on process nodes from 0.35 micron to 28  nanometer.  Headquartered in  Shanghai,  China,  SMIC  has  an  international  manufacturing  and service base. In China, SMIC has a 300mm wafer fabrication facility  (fab)  and  a  200mmfab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture  300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

Information on SMNC

SMNC is a joint venture company established in the PRC pursuant to the joint venture agreement dated 3 June 2013, the equity capital of which is owned as to 12.5% by SMIC Beijing, 13% by SMIC Investment, 25.5% by SMIC Holdings and 32% by China IC Fund. The remaining equity capital of SMNC is owned by ZDG, IDIMC, CGP Techfund and E- Town Capital and none of them owns 10% or more equity capital of SMNC. SMNC is primarily engaged in manufacturing and trading of semiconductor products.

LETTER FROM THE BOARD

(B)	THE SJ CAYMAN CENTRALISED FUND MANAGEMENT AGREEMENT

Reference is made to the Company’s announcement dated 6 December 2018 relating to the Company, SMIC Beijing and SJ Cayman’s entering into of the SJ Cayman Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of  the Group’s RMB fund  and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Cayman participating in the Group’s centralised fund management system. The principal terms of the SJ Cayman Centralised Fund Management Agreement are set out below.

Date:	6 December 2018

Parties:	(i) the Company on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong, SJ USA and SJ Jiangyin);

(ii) SMIC Beijing, a wholly-owned subsidiary of the Company; and

(iii) SJ Cayman on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong, SJ USA and SJ Jiangyin.

Effective period:

Effective from 1 January 2019 or the date when all the necessary approvals required under the applicable law, the articles of associations of the parties and the requirements of the Stock Exchange and the New York Stock Exchange, Inc. are obtained, whichever is later, and ending on 31 December 2021.

Termination:

SJ Cayman may terminate the SJ Cayman Centralised Fund Management Agreement by three months’ prior written notice. Two months before the expiry date, the parties will negotiate whether to renew or terminate the SJ Cayman Centralised Fund Management Agreement.

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Principal Terms of the SJ Cayman Centralised Fund Management Agreement

The SJ Cayman CCT will include the following:

1.	Internal Deposit Services

SMIC Beijing will provide deposit services and pay interest to SJ Cayman.

2.	Collection and Payment Services and Foreign Exchange Services

SMIC Beijing will serve as the platform for centralised collection and payment activities and foreign exchange activities within the Group. SJ Cayman may carry out such activities by itself or through SMIC Beijing. By providing foreign exchange services, SMIC Beijing will convert funds deposited with it by SJ Cayman into different currency with a  third-party bank or  financial institution.  As SMIC Beijing will be able to convert the centralised fund deposited with it by the Group, it will be able to benefit from a more favourable exchange rate offered by the third-party bank or financial institution based on  the  larger amount of  funds to be converted and the stronger bargaining power.

3.	Internal Loan Services

SMIC Beijing will provide internal loan services to SJ Cayman in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services

Letter of Credit Services will be utilised as a settlement instrument through which the Company will utilise its overseas credit lines to provide letter(s) of credit for SJ Cayman to facilitate the purchase of equipment in accordance with PRC laws, regulations and policies.

5.	Other Financial Services

SMIC Beijing will provide other financial services to SJ Cayman in accordance with PRC laws, regulations and policies.

Pricing

The price of the services provided by SMIC Beijing to SJ Cayman contemplated under the SJ Cayman Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules, determined according to the market principle on arm’s length basis, subject to compliance with requirements for connected transactions of the Stock Exchange and relevant requirements for connected transactions that are applicable to the parties. The Company will ensure that the prices charged to  SJ Cayman will not be more favourable than prices charged to its other subsidiaries which are not connected persons under the Listing Rules.

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Under the Group’s existing centralised fund management system, SMIC Beijing collectively procures certain fund management services from third-party banks or financial institutions (banks or financial institutions qualified to provide financial services to the Group that do not hold any shares of the entities within the Group and whose shares are not owned by any entities within the Group, such as Industrial and Commercial Bank of China Limited and Bank of China Limited in the PRC). SMIC Beijing will charge its subsidiaries with reference to terms offered by third-party banks or financial institutions for such fund management services.

1.	Internal Deposit Services

The terms (including interest rates) in respect of the Internal Deposit Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The interest rate applicable to SJ Cayman’s deposits with SMIC Beijing will be determined based on arm’s length negotiations by the parties. SJ Cayman will obtain two or more written quotes from third-party commercial banks in the PRC for providing deposit services of the same type during the same period to SJ Cayman. The interest rate for SJ Cayman’s deposits with SMIC Beijing will be lower than lowest of the quoted interest rates. The PBOC publishes benchmark interest rates on the PBOC’s website for RMB deposits from time to time which serve as a guidance price for reference only for the commercial banks in the PRC. The Company understands that when determining the interest rates quoted to SJ Cayman, the third-party commercial banks will refer to such PBOC benchmark interest rate for RMB deposits of a similar type and make necessary adjustment.

2.	Collection and Payment Services and Foreign Exchange Services

The terms (including fees charged by SMIC Beijing and exchange rates) in respect of the Collection and Payment Services and Foreign Exchange Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests  of  the  Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by SMIC Beijing to SJ Cayman for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial  institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SJ Cayman as described above. In particular, SMIC Beijing will make reference to the quotes offered by independent third-party commercial banks or financial institutions which take into account the specific market conditions and other specific considerations such as the credit of the customers and the size of the transaction.

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3.	Internal Loan Services

The terms (including interest rates) in respect of the Internal Loan Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The interest rate applicable to loans granted to SJ Cayman by SMIC Beijing will be based on arm’s length negotiation by the parties. SJ Cayman will obtain two or more written quotes from third-party commercial banks in the  PRC  for providing loan services of the same type during the same period to SJ Cayman. The interest rate for SJ Cayman’s loans with SMIC Beijing will be higher than the highest  of the quoted interest rates. The PBOC publishes benchmark interest rates on the PBOC’s website for RMB loans from time to time which serve as a guidance price for reference only for the commercial banks in the PRC. The Company understands that when determining the interest rates quoted to SJ Cayman, the third-party commercial banks will refer to such PBOC benchmark interest rate for RMB loan of a similar type and make adjustment based on the bank’s credit assessment of SJ Cayman.

4.	Provision of Letter of Credit Services

The terms (including fees charged by the Company) in respect of the letters of credit provided by the Company to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by the Company to SJ Cayman for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial  institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SJ Cayman as described above. In particular, third-party commercial banks or financial institutions will charge SMIC Beijing an issuance fee according to the key terms of the credit facility, which is subject to the issuer’s credit and financial profile. The final fee charged to SJ Cayman will be determined by the face amount of letter of credit multiplied with the issuance fee rate and the time length of the letter.

5.	Other Financial Services

The terms (including fees charged by SMIC Beijing) in respect of Other Financial Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws  and Regulations. The fees charged by SMIC Beijing to SJ Cayman for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial  institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SJ Cayman as described above.

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Internal Control Measures

For internal control measures for the SJ Cayman CCT, please refer to the sub-section headed ‘‘Internal Control Measures’’ on page 12 of this circular.

Payment

The consideration for the transactions contemplated under the SJ Cayman Centralised Fund Management Agreement will be paid in accordance with the specific and separate agreements entered into between SMIC Beijing and SJ Cayman, the terms of which will be on normal commercial terms or better, and funded by the relevant  party’s  internal  resources.

Other Terms

The terms of the SJ Cayman Centralised Fund Management Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

SJ Cayman’s participation in the centralised fund management system of the Group will not alter its existing rights to its own funds. The rights to own, use, approve of use and benefit from SJ Cayman’s funds will remain with SJ Cayman.

THE SJ CAYMAN ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amounts

LETTER FROM THE BOARD

The historical transaction amounts among the Company, SMIC Beijing and  SJ  Jiangyin for the transactions contemplated under the 2016 SJ Jiangyin Centralised Fund Management Agreement for the two years ended 31 December 2016 and 2017 and the ten months ended 31 October 2018 are as follows:

	Transactions for the year ended		Transactions from 1 January 2018 to
Nature of Continuing Connected Transactions	31 December		31 October
	2016(1)	2017(1)	2018(2)
	(US$ million)	(US$ million)	(US$ million)
Internal deposit services (representing the maximum daily outstanding balances including accrued interests)	93.2	147.2	137.9

Collection and payment services and foreign exchange services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services)	—	—	—

Internal loan services (representing the maximum daily outstanding balance of loans (including accrued interests)	—	—	—

Provision of letter of credit services (representing the maximum aggregate amount under the letter(s) of credit issued on SJ Jiangyin’s behalf per calendar year)	—	4.7	17.3

Other financial services (representing the maximum fees charged for provision of other financial services per calendar year)	—	—	—

Notes:

(1)	Representing the audited amounts of all transactions among the Company, SMIC Beijing and SJ Jiangyin for the two years ended 31 December 2016 and 2017.

(2)	Unaudited.

LETTER FROM THE BOARD

SJ Cayman Annual Caps

Nature of SJ Cayman CCT	For the year ending 31 December
	2019	2020	2021
	US$ million	US$ million	US$ million
Internal Deposit Services (representing the maximum daily outstanding balances including accrued interests placed by SJ Cayman with SMIC Beijing)	130	130	130

Collection and Payment Services and Foreign Exchange Services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services)	130	130	130

Internal Loan Services (maximum daily balance of internal loans provided by SMIC Beijing to SJ Cayman)	130	130	130

Provision of Letter of Credit Services (representing the maximum aggregate amount of the letter(s) of credit issued on SJ Cayman’s behalf per calendar year)	130	130	130

Other Financial Services (representing the maximum fees charged by SMIC Beijing for providing other financial services to SJ Cayman per calendar year)	50	50	50

The SJ Cayman Annual Caps are determined based on the assumptions and factors as explained below:

1.	Internal Deposit Services

(a)	the expected increase of SJ Cayman and the Group’s respective fixed assets over the effective period of the SJ Cayman Centralised Fund Management Agreement; and

(b)	the operating cash flow and financial needs of each of SJ Cayman and the Group in respect of its future business expansion.

2.	Collection and Payment Services and Foreign Exchange Services

(a)	the practical needs of SJ Cayman and the Group’s respective future business; and

(b)	the future development plan of each of SJ Cayman and the Group.

3.	Internal Loan Services

(a)	the capital expenditure required for future business expansion of SJ Cayman; and

(b)	the operating cash flow and financial needs of SJ Cayman and the availability of fund within the Group in respect of its future business expansion.

4.	Provision of Letter of Credit Services

(a)	the capital expenditure required for future business expansion of SJ Cayman; and

(b)	the increase of SJ Cayman’s and the Group’s respective fixed assets over the effective period of the SJ Cayman Centralised Fund Management Agreement.

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5.	Other Financial Services

(a)	the practical needs of SJ Cayman’s and the Group’s respective future business; and

(b)	the future development plan of each of SJ Cayman and the Group.

The planned total capital expenditures of SJ Cayman is around US$1.2 billion, of which an accumulated sum of about US$230 million has been invested as at the Latest Practicable Date. The SJ Cayman Annual Caps for each type of SJ Cayman CCT are determined based on SJ Cayman’s remaining planned capital expenditures totalling around US$1 billion according to the investment schedule in respect of SJ Cayman. SJ Cayman will continue to invest and increase its capacity for bumping and wafer probing. The capital expenditure of SJ Cayman for the following year is  estimated to  be over US$100 million. It is expected that  the annual capital expenditures for the  three years from 2019 to 2021 will remain on similar levels, being over US$100 million.

As the investment schedule towards SJ Cayman will be adjusted according to the changing market conditions and financial conditions of the Group, the SJ Cayman Annual Caps are set based on the aggregate capital expenditure plans to maintain flexibility for the Group to expedite or slow down performance of its planned capital expenditures. As at the Latest Practicable Date, SJ Cayman has received capital contribution of over US$330 million from its shareholders, namely the  Company, China IC Fund, Jiangsu Changjiang Electronics Technology Co., Ltd. and Qualcomm Global Trading Pte. Ltd.. There is currently no future plan of capital contribution to   be made towards SJ Cayman by its shareholders, SJ Cayman will utilise the Internal Deposit Services for the current US$69 million of internal deposit in the Group and for its future operating cash flow. The SJ Cayman Annual Caps in respect of Internal Deposit Services are set based on the historical transactions amounts under the 2016 SJ Jiangyin Centralised Fund Management Agreement for the two years ended 31 December 2016 and 2017 and the ten months ended 31 October 2018, and with  reference to the planned capital expenditure of SJ Cayman next year. As the investment continues, it is expected that the highest daily outstanding  balance  throughout  the three years from 2019 to 2021 will not exceed the transaction amount in the year of 2018. As such, the SJ Cayman Annual Caps in respect of Internal Deposit Services are set at US$130 million to reflect the highest daily balance and include a buffer to cater for SJ Cayman’s expansion. Furthermore, as the current total investment  of  SJ  Cayman is approximately US$230 million and the planned capital expenditure of SJ Cayman in the year of 2019 is around US$100 million, the SJ Cayman Annual Caps in respect of the Collection and Payment Services and Foreign Exchange Services are set at US$130 million to reflect the transaction amount and the amount of internal loans obtained for the purchase of equipment of which procurement will be denominated in foreign currencies. Since the current outstanding balance of internal deposit in the Group is US$69 million, SJ Cayman will need to finance its planned capital  expenditure of  around US$100 million for the  year of  2019 through internal loans.   As it is expected that SJ Cayman’s capital expenditures for the three years from 2019 to 2021 will remain on similar levels, the SJ Cayman Annual Caps in respect of Internal Loan Services are thus set at US$130 million for the three years which include a buffer for the related financing costs that may be incurred due to unforeseen circumstances such as insufficient capital contribution from its shareholders and additional capital expenditure originally planned to be incurred in the year of 2020 being

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brought  forward to 2019. In addition, it is expected that SJ Cayman’s planned capital expenditure for the purchase of equipment will be obtained through letters of credit.  The Group will utilise its credit facilities to provide letter(s) of credit for SJ Cayman to facilitate the purchase of equipment, whether or not SJ Cayman finances the required capital expenditures internally or externally. This will enable SJ Cayman to take advantage of the high credibility of the Group. The SJ Cayman Annual Caps in respect of Provision of Letter of Credit Services are set at US$130 million with reference to the aggregate capital expenditure plans of SJ Cayman and the possible highest daily transaction amount for the purchase of equipment. The SJ Cayman Annual Caps in respect of Other Financial Services are set at US$50 million to reflect the expected financial expenses in SJ Cayman’s future capital expenditure.

REASONS FOR AND BENEFITS OF THE SJ CAYMAN CENTRALISED FUND MANAGEMENT AGREEMENT

The Company considers that the entry into of the SJ Cayman Centralised Fund Management Agreement and the transactions contemplated thereunder will open up the domestic and foreign funding channels of the Group, increase efficient fund usage and reduce the Group’s overall debt levels and interest expense. The centralised management of foreign exchange risk exposure will also reduce the risks of exchange loss of the Group.

The Directors (excluding independent non-executive Directors whose view will  be given after taking into account the advice from the Independent Financial Adviser) consider that it is in the best interests of the Company and the Shareholders as a whole to enter into  the SJ Cayman Centralised Fund Management Agreement and  the  transactions contemplated thereunder; the terms of the SJ Cayman Centralised Fund Management Agreement including the SJ Cayman Annual Caps are fair and reasonable; and the entering into of the SJ Cayman Centralised Fund Management Agreement and the transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and  usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As at the Latest Practicable Date, China IC Fund holds approximately 15.82% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 29.38% equity interest in SJ  Cayman,  a  majority owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule  14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

Pursuant to Rule 14A.81 of the Listing Rules, as the nature of the transactions under   the SMNC Centralised Fund Agreement and the SJ  Cayman Centralised Fund Agreement  are similar, the transactions contemplated under the SJ Cayman Centralised Fund  Agreement shall be aggregated. Save as disclosed above, there are no other transactions which should be aggregated.

In relation to the transactions contemplated under the SJ Cayman Centralised Fund Management Agreement, the Internal Deposit Services to be provided by SMIC Beijing to  SJ

LETTER FROM THE BOARD

Cayman will constitute continuing connected transactions by way of financial assistance received by SMIC Beijing from a connected person. Pursuant to Rule 14A.90 of the Listing Rules, as the Internal Deposit Services are conducted on normal commercial terms and not secured by the assets of the Group, the provision of the Internal Deposit Services is fully exempt from the reporting, announcement and/or the Independent Shareholders’ approval requirements under the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the SJ Cayman Annual Caps for the Collection and Payment Services and Foreign Exchange Services, Internal Loan Services  and Provision of Letter of Credit Services, in aggregate, exceed 5%, the transactions contemplated under the SJ Cayman Centralised Fund Management Agreement will  constitute continuing connected transactions subject to  the reporting, announcement and   the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules. As one or  more of the applicable percentage ratios (other than the profits ratio) in  respect  of the SJ Cayman Annual Caps for Other Financial Services are, in aggregate, more than 0.1% but less than 5%, the transaction is subject to the  reporting,  announcement  and  annual review requirements but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee comprising  Mr. William Tudor Brown, Dr. Chiang Shang-yi, Mr. Cong Jingsheng Jason, Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony, all being the independent non-executive Directors has been established to advise and provide recommendation to the Independent Shareholders on the SJ Cayman Centralised Fund Management Agreement (including the    SJ Cayman CCT and the SJ Cayman Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the SJ Cayman Centralised Fund Management Agreement (including the    SJ Cayman CCT and the SJ Cayman Annual Caps).

INFORMATION ABOUT THE PARTIES

Information on the Company and SMIC Beijing

Please refer to sub-section headed ‘‘Information on the Company and SMIC Beijing’’  on page 19 of this circular.

Information on SJ Cayman, SJ Hong Kong and SJ Jiangyin

SJ Cayman wholly owns SJ Hong Kong, which in turn wholly owns SJ Jiangyin. SJ Jiangyin was founded in November 2014 in Jiangyin, Jiangsu Province of the PRC. SJ Cayman, SJ Hong Kong, SJ USA and SJ Jiangyin will serve as the leading play Middle- End-Of-Line (MEOL) entity that focuses on advanced  bumping  production. Complementing nearby advanced back-end assembly infrastructure, SJ  Jiangyin aims to   be an important key to forming a local integrated circuit ecosystem, providing a convenient one-stop service to supply high quality and efficient chips for local and international customers, as well as help strengthen their global competitiveness.

LETTER FROM THE BOARD

(C)PROPOSED GRANT OF RESTRICTED SHARE UNITS TO INDEPENDENT NON-EXECUTIVE DIRECTORS

Reference is made to the Company’s announcement dated 13 September 2018 pursuant to which it was resolved at a Board meeting held on 22 June 2018 to grant 375,000  Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM.

Accordingly, subject to the Independent Shareholders’ approval at the EGM, 375,000 Restricted Share Units are to be granted, among which, 187,500 Restricted Share Units and 187,500 Restricted Share Units will be granted to Professor Lau and Mr. Fan, respectively, and it is intended that such Restricted Share Units will vest over a  period of three years at  the rate of 33%, 33% and 34% for each 12 month period commencing on the date on which the relevant Director commenced his term of office as an independent non-executive Director.

Each of the Restricted Share Units to be granted to Professor Lau and Mr. Fan represents the right to receive an Share on the date it vests.

In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Shares to be issued pursuant thereto).

As at the Latest Practicable Date, each of Professor Lau and Mr. Fan is interested in 187,500 share options and 187,500 share options granted to him by  the Company pursuant  to the 2014 Stock Option Plan, respectively, representing approximately 0.0037% and 0.0037% of the total issued share capital of the Company. Subject to the Independent Shareholders’ approval of the Proposed RSU Grants at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Shares that may be issued to Professor Lau and Mr. Fan in accordance with and subject to the terms of the 2014 Stock Option Plan and the 2014 Equity Incentive Plan would be 375,000 and 375,000 respectively, representing approximately 0.0074% and 0.0074% respectively of the total issued share capital of the  Company as  at the Latest Practicable Date and 0.0074% and 0.0074% of the enlarged total issued share capital of the Company.

Based on the closing price of HK$7.450 per Share as quoted on the Stock Exchange on the Latest Practicable Date, the market value of the Restricted Share Units under the Proposed RSU Grants amounts to approximately HK$2,793,750.

REASONS FOR AND BENEFITS OF THE PROPOSED RSU GRANTS

The Proposed RSU Grants are part of the Company’s remuneration system,  the  purpose of which is to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors.

The Proposed RSU Grants to Professor Lau and Mr. Fan aim to provide sufficient incentives to attract and motivate them to remain with, and to strive for the future development and expansion of the Group and to enhance  Shareholder  value  through  further aligning these Directors’ interests with the Company.

LETTER FROM THE BOARD

Furthermore, there will not be substantial cash outflow by the Company under the Proposed RSU Grants. In this regard, the Directors (excluding Professor Lau and Mr. Fan, who have reserved their view on the Proposed RSU Grants to themselves) consider that the terms of the Proposed RSU Grants are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Reference is made to the circulars of the Company dated 7 June 2016 and 18 November 2016 respectively, relating to its revised Board policy (the ‘‘Revised Board Policy’’) which was resolved at a Board meeting on 12 May 2016, pursuant to which the  details of  the annual additional grant of share options and Restricted Share Units  (the  ‘‘Annual  Additional Grant’’) to existing Directors at the time  of  the  Annual Additional Grant  and the method of calculation of the grant of Restricted Share Units to eligible Directors are set out. The Annual Additional Grant to the existing non-executive Directors (including the independent non-executive Directors) is fixed in accordance with a percentage of 25% of a fixed sum, being the most recent on-board grant prior to the Revised Board Policy which  was made to an independent non-executive Director. In addition, the Revised Board Policy also provides for an on-board grant to be made  to  new  Directors. The  on-board grant to new non-executive Directors (including the independent non-executive Directors) (the ‘‘On- board Grant’’) is fixed in accordance with a percentage of 75% of the fixed sum of the most recent on-board grant prior to the Revised Board Policy which was made to an independent non-executive Director. The amounts of the Proposed RSU Grants have been calculated using the relevant methods of calculation set out above and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016, after the implementation of the Revised Board Policy.

(i)	Basis for determining the number of Restricted Share Units to be granted to Professor Lau:

On-board Grant (50% share options and	=	5,000,000(1) 7 10(2) 6 75%(3)	=	375,000
50% Restricted Share Units)

As the On-board Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant applicable to Professor Lau is 50% of 375,000 shares under the On-board Grant, that is, 187,500 Restricted Share Units.

(ii)	Basis for determining the number of Restricted Share Units to be granted to Mr. Fan:

On-board Grant (50% share options and	=	5,000,000(1) 7 10(2) 6 75%(3)	=	375,000
50% Restricted Share Units)

As the On-board Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant applicable to Mr. Fan is 50% of 375,000 shares under the On-board Grant, that is, 187,500 Restricted Share Units.

LETTER FROM THE BOARD

As the On-board Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant applicable to Mr. Fan is 50% of 375,000 shares under the On-board Grant, that is, 187,500 Restricted Share Units.

Notes:

(1)	Number of shares subject to the most recent On-board Grant made to an independent non-executive Director prior to the Revised Board Policy for share incentives for Directors.

(2)

One-tenth, reflecting the fact that the calculation of the entitlement under the Proposed RSU Grants this year differs from the calculation of the entitlements to individual Directors in 2016  in accordance with the Revised Board Policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(3)

Three-fourth of the number of shares set out in footnote (2) above, reflecting the fact that the On- board Grant made to non-executive Directors prior to the Revised Board Policy was made at the beginning of a four year period and vests in respect of 25% thereof each year over such period whereas the On-board Grant will be granted at the beginning of a  three year period and  will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on the date on which the relevant Director commenced his term of office as Director.

IMPACT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

	As at the Latest Practicable Date					Immediately upon the completion of the Proposed RSU Grant
					Percentage of total issued					Percentage of total issued
Shareholders	Number of Shares	Share Options	Others	Total Interests	Share capital of the Company	Number of Shares	Share Options	Others	Total Interests	Share capital of the Company
					(Note 1)					(Note 1)
Directors and Chief Executive Officer (Note 2)
Professor Lau	—	187,500	—	187,500	0.003%	—	187,500	187,500	375,000	0.007%
Mr. Fan	—	187,500	—	187,500	0.003%	—	187,500	187,500	375,000	0.007%
Other Directors and Chief Executive Officer	111,186	7,613,086	3,729,284	11,453,556	0.214%	111,186	7,613,086	3,729,284	11,453,556	0.214%
			(Note 3)					(Note 3)

Substantial Shareholders and Other Shareholders (Note 4)	5,039,588,870	—	305,297,338	5,344,886,208	99.770%	5,039,588,870	—	305,297,338	5,344,886,208	99.764%
			(Note 5)					(Note 5)

Total	5,039,700,056	8,704,512	308,814,122	5,357,218,690	100.00%	5,039,700,056	8,704,512	309,151,622	5,357,556,190	100.00%

Notes:

(1)	Based on 5,039,700,056 Shares in issue as at the Latest Practicable Date.

(2)

Inclusive of the interests or short positions of the Directors and the chief executive officer in the Shares, underlying Shares and debentures of the Company or any of its associated corporation  (within  the  meaning of Part XV of the SFO), which were notified to  the Company and the Stock Exchange pursuant   to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to  be  kept under section 352 of the SFO or as otherwise notified to  the Company and the Stock Exchange pursuant   to the Model Code for Securities Transactions by Directors of Listed Issuers.

(3)	Inclusive of the Restricted Share Units granted to all Directors and Chief Executive Officer other than Professor Lau and Mr. Fan pursuant to the 2014 Equity Incentive Plan.

(4)

Inclusive of (i) the interests or short positions of the substantial shareholders (‘‘Substantial Shareholders’’) in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries and (ii) the interests of other Shareholders who  are  neither Directors or  Chief Executive Officer nor Substantial Shareholders.

(5)	Inclusive of the derivatives held by the Substantial Shareholders.

LETTER FROM THE BOARD

SPECIFIC MANDATE TO ISSUE NEW SHARES

The new Shares to be issued under the Proposed RSU Grants will be issued under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 for the issue of Shares under the 2014 Equity  Incentive Plan. The Listing Committee of the Stock Exchange has previously granted its approval for the listing of, and permission to deal in, Shares to be issued under the 2014 Equity Incentive Plan, subject to the fulfilment of all other conditions of the 2014 Equity Incentive Plan. In the context of the grant of Restricted Share Units and issue of Shares pursuant thereto under the 2014 Equity Incentive Plan to a Director as a connected person, the requirements under Chapter 14A of the Listing Rules would be required to be satisfied, including the obtaining of the approval of the Independent Shareholders. The total number of such new Shares which may be issued under the 2014 Equity Incentive Plan will not exceed 80,184,428. As at the Latest Practicable Date, 1,834,880 Shares remain issuable under the 2014 Equity Incentive Plan.

IMPLICATIONS UNDER THE LISTING RULES

Each of Professor Lau and Mr. Fan is an independent non-executive Director of the Company. As such, each of Professor Lau and Mr. Fan is a connected person of the Company. The Proposed RSU Grants (including the allotment and issue of any new Shares thereunder) constitutes connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

The Company has established the Independent Board Committee (excluding Professor Lau and Mr. Fan in respect of the portion of the Proposed RSU Grants relating to themselves) to advise the Independent Shareholders in respect of the Proposed RSU Grants. The Company has appointed Messis Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed RSU Grants.

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 36 to 37 of this circular. The letter from Messis Capital Limited to the Independent Board Committee and the Independent Shareholders is set out on pages 38  to  65 of this circular.

INFORMATION ABOUT THE COMPANY

Please refer to sub-section headed ‘‘Information on the Company and SMIC Beijing’’  on page 19 of this circular.

(D)	GENERAL INFORMATION

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve, among others, the SMNC Centralised Fund Management Agreement (including   the SMNC CCT and the SMNC Annual Caps), the SJ Cayman Centralised Fund  Management Agreement (including the SJ Cayman CCT and the SJ Cayman Annual Caps) and the Proposed RSU Grants.

LETTER FROM THE BOARD

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolutions to approve the SMNC  Centralised Fund Management Agreement (including the SMNC CCT and the SMNC  Annual Caps) and the SJ Cayman Centralised Fund Management Agreement (including the SJ Cayman CCT and the SJ Cayman Annual Caps). Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be  required  to abstain from voting on the aforementioned resolutions at the EGM. As at the Latest Practicable Date, Xinxin (Hongkong) Capital Co., Limited was holding 797,054,907 Shares and representing approximately 15.82% of the total issued share capital of the Company.

Pursuant to Chapter 14A of the Listing Rules, each of Professor Lau and Mr. Fan and their associates are required to abstain from voting on the relevant ordinary resolutions to approve the Proposed RSU Grants to Professor Lau and Mr. Fan (as the case may be).

Save as aforementioned, no other Shareholder will be required to abstain from voting  on the resolutions at the EGM.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s  sole  manager Sino IC Capital Co., Ltd., Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement.

Save as  aforementioned, no other Director was considered to have a  material interest  in the SMNC Centralised Fund Management Agreement or the  SJ  Cayman  Centralised Fund Management Agreement which would have required the Director to abstain from voting at the relevant Board meeting. Each of Professor Lau and  Mr.  Fan,  both  independent non-executive Directors of the Company, has abstained from voting on any relevant Board resolutions in respect of the portion of the Proposed RSU Grants relating to himself.

Your attention is drawn to the general information set out in Appendix I to this circular.

(E)	RECOMMENDATION

The Board, including the independent non-executive Directors (excluding Professor  Lau and Mr. Fan in respect of the portion of the Proposed RSU Grants relating to themselves), considers that it is in the best interests of the Company and the Shareholders as a whole to enter into the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement and approve the Proposed RSU  Grants;  the  terms of the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement and the Proposed RSU Grants are fair and reasonable; and   the entering into of the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement and  transactions contemplated thereunder and  the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of  the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Accordingly, the Independent Board Committee (excluding Professor Lau and Mr. Fan in respect of the portion of the Proposed RSU Grants relating to themselves) recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the SMNC Centralised Fund Management Agreement (including the SMNC CCT and the SMNC Annual Caps), the SJ Cayman Centralised Fund Management Agreement (including the SJ Cayman CCT and the SJ Cayman Annual Caps) and the Proposed RSU Grants.

(F)	EXTRAORDINARY GENERAL MEETING

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the EGM. The completion of a form of proxy will not preclude you from attending and voting at the EGM in person.

For determining the entitlement to attend and vote at the EGM, the  register  of  members of the Company will be closed from 8 January 2019 to 11 January 2019 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the EGM, all  properly  completed  transfer forms, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 7 January 2019. All persons who are registered holders of the Shares on 11 January 2019, the record date for the EGM, will be entitled to attend and vote  at the EGM.

By Order of the Board

Semiconductor Manufacturing International Corporation
Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 21 December 2018

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the  letter of  recommendation, prepared for incorporation in  this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

21 December 2018

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO
CENTRALISED FUND MANAGEMENT AGREEMENT WITH
SEMICONDUCTOR MANUFACTURING NORTH CHINA (BEIJING)
CORPORATION

AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO
CENTRALISED FUND MANAGEMENT AGREEMENT WITH SJ
SEMICONDUCTOR CORPORATION

AND

CONNECTED TRANSACTION IN RELATION TO PROPOSED
GRANT OF RESTRICTED SHARE UNITS TO INDEPENDENT NON-
EXECUTIVE DIRECTORS

We refer to the circular dated 21 December 2018 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in  the Circular.

We (excluding Professor Lau and Mr. Fan in respect of the portion of the Proposed  RSU Grants relating to themselves) have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the SMNC Centralised Fund Management Agreement, the SJ  Cayman Centralised Fund Management Agreement and   the Proposed RSU Grants are fair and reasonable, and whether the entering into of the  SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund

*	For identification purpose only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Management Agreement and the implementation of the Proposed RSU Grants  are  on  normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a  whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Messis Capital Limited.

Messis Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether  the terms of the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement and the Proposed RSU Grants are fair and reasonable, and whether the entering into of the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement and the implementation of  the Proposed RSU  Grants are on  normal commercial terms or  better,   in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote on the relevant resolutions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out on pages  38 to 65 of the Circular.

We (excluding Professor Lau and Mr. Fan in respect of the portion of the Proposed  RSU Grants relating to themselves), having taken into account the advice of Messis Capital Limited, consider that the terms of the SMNC Centralised Fund Management Agreement,  the SJ Cayman Centralised Fund Management Agreement and the Proposed RSU Grants    are fair and reasonable, and the entering into of the SMNC Centralised Fund Management Agreement, the SJ Cayman Centralised Fund Management Agreement and the implementation of  the Proposed RSU  Grants are on  normal commercial terms or  better,   in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of all the ordinary resolutions to be proposed at the EGM. Your attention is also drawn to the letter from the Board set out on pages 7 to 35 of the Circular and the additional information set out in the Appendix I to the Circular.

Yours faithfully, Independent Board Committee William Tudor Brown, Chiang Shang-yi, Cong Jingsheng Jason, Lau Lawrence Juen-Yee, Fan Ren Da Anthony Independent non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter from the Independent Financial Adviser which sets out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

21 December 2018

The Independent Board Committee and the Independent Shareholders of Semiconductor Manufacturing International Corporation

Dear Sir/Madam,

(1)   CENTRALISED FUND MANAGEMENT AGREEMENT WITH
SEMICONDUCTOR MANUFACTURING NORTH CHINA (BEIJING)

CORPORATION;

(2)   CENTRALISED FUND MANAGEMENT AGREEMENT WITH SJ
SEMICONDUCTOR CORPORATION;

AND

(3)   CONNECTED TRANSACTION IN RELATION TO PROPOSED
GRANT OF RESTRICTED SHARE UNITS TO INDEPENDENT NON-

EXECUTIVE DIRECTORS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to (i)  the  SMNC Centralised Fund Management Agreement; (ii) the SJ Cayman Centralised Fund Management Agreement; and (iii) the Proposed RSU Grants, details of which are set out in the letter from the Board (the ‘‘Letter from the Board’’) contained in the circular of the Company dated 21 December 2018 issued to the Shareholders (the ‘‘Circular’’), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless otherwise specified.

Reference is made to the Company’s announcement dated 29 November 2018, that the Company, SMIC Beijing and SMNC entered into the SMNC  Centralised  Fund  Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of  the Group’s RMB fund  and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMNC participating in  the Group’s centralised fund management system. SMIC Beijing  will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SMNC pursuant to the SMNC Centralised Fund Management Agreement.

Reference is also made to the Company’s announcement dated 6 December 2018 relating to the Company, SMIC Beijing and SJ Cayman’s entering into of the SJ Cayman Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Cayman participating in the Group’s centralised fund management system.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, China IC Fund held approximately 15.82% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As at the Latest Practicable Date, the registered capital of SMNC is held as to approximately 51% and 32% by the Group and China  IC  Fund, respectively.  China  IC Fund holds approximately 29.38% equity interest in SJ Cayman, a majority  owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin. Each of SMNC and SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

In relation to the transactions contemplated under the SMNC Centralised Fund Management Agreement, the Internal Deposit Services to be provided by SMIC Beijing to SMNC will constitute continuing connected transactions by way of financial assistance received by SMIC Beijing from a connected person. Pursuant to Rule 14A.90 of the Listing Rules, as the Internal Deposit Services are conducted on normal commercial terms and not secured by the assets of the Group, the provision of the Internal Deposit Services is fully exempt from the reporting, announcement and/or the Independent Shareholders’ approval requirements under the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the SMNC Annual Caps  for  the  Collection and Payment Services and Foreign Exchange Services, Internal Loan Services  and Provision of Letter of Credit Services exceed 5%, the transactions contemplated under the SMNC Centralised Fund Management Agreement will constitute continuing connected transactions subject to the reporting, announcement and the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules. As one or more of  the  applicable percentage ratios (other than the profits ratio) in respect of the SMNC Annual Caps for Other Financial Services are more than 0.1% but less than 5%, the transaction is subject to  the reporting, announcement and annual review requirements but exempt from  the Independent Shareholders’ approval requirement under Chapter 14A of the  Listing Rules.

Pursuant to Rule 14A.81 of the Listing Rules, as the nature of the transactions under   the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement are similar, the transactions contemplated under the SJ Cayman Centralised Fund Management Agreement shall be aggregated. Save as disclosed above, there are no other transactions which should be aggregated.

In relation to the transactions contemplated under the SJ Cayman Centralised Fund Management Agreement, the Internal Deposit Services to be provided by SMIC Beijing to  SJ Cayman will constitute continuing connected transactions by way of financial assistance received by SMIC Beijing from a connected person. Pursuant to Rule 14A.90 of the Listing Rules, as the Internal Deposit Services are conducted on normal commercial terms and not secured by the assets of the Group, the provision of the Internal Deposit Services is fully exempt from the reporting, announcement and/or the Independent Shareholders’ approval requirements under the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the SJ Cayman Annual Caps for the Collection and Payment Services and Foreign Exchange Services, Internal Loan Services  and Provision of Letter of Credit Services, in aggregate, exceed 5%, the transactions contemplated under the SJ Cayman Centralised Fund Management Agreement will  constitute continuing connected transactions subject to  the reporting, announcement and   the Independent Shareholders’

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

approval requirements of Chapter 14A of the Listing Rules. As one or  more of the applicable percentage ratios (other than the profits ratio) in  respect  of the SJ Cayman Annual Caps for Other Financial Services are, in aggregate, more than 0.1% but less than 5%, the transaction is subject to the  reporting,  announcement  and  annual review requirements but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In additional, reference is made to Company’s announcement dated 13 September 2018 pursuant to which the Company proposes to grant 375,000 Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Among the 375,000 Restricted Share Units to be granted, 187,500 Restricted Share Units  will be granted to Professor Lau and 187,500 Restricted Share Units will be granted to Mr. Fan.

Each of Professor Lau and Mr. Fan is an independent non-executive Director of the Company. As such, each of Professor Lau and Mr. Fan is a connected person of the Company. The proposed grant of 375,000 Restricted Share Units and any transactions contemplated thereunder (including the allotment and issue of any new Shares thereunder) constitutes non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

The Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on (i) the SMNC Centralised Fund Management Agreement and its annual caps; (ii) the SJ Cayman Centralised Fund Management Agreement and its annual caps; and (iii) the Proposed RSU Grants and any transactions contemplated thereunder (including the allotment and issue of any new Shares thereunder) and to advise the Independent Shareholders on how to vote. We, Messis Capital limited, have been appointed as the Independent Financial Adviser to advise the  Independent Board Committee and  the  Independent  Shareholders  as  to  whether  the  terms of (i) the SMNC Centralised Fund Management Agreement and its annual caps; (ii)  the SJ Cayman Centralised Fund Management Agreement and its annual caps; and (iii) the Proposed RSU Grants and any transactions contemplated thereunder (including the  allotment and issue of any new Shares thereunder) are on normal commercial terms and in the ordinary and usual course of business of the Group; fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, we have acted as the independent financial adviser to the independent board committee and the independent shareholders of the Company for the following transactions:

Date of the relevant circular/announcement and/or our letter of advice	Nature of the transactions

24 May 2017	Non-exempt connected transactions — proposed grants of restricted share units to directors and former chief executive officer

31 July 2017	Connected transactions — provisions of guarantees

13 September 2017

(1)   Major  transaction  and  connected  transaction proposed capital contribution in a joint venture in Beijing, the PRC;

(2)   non-exempt connected transactions — proposed grant of restricted share units to former Chief Executive Officer; and

(3)   non-exempt connected transactions — proposed grant of restricted share units to Chief Executive Officer and Director

18 January 2018	Discloseable and continuing connected transactions in relation to framework agreement

6 March 2018	Discloseable and connected transactions in relation to proposed capital contribution and deemed disposal of equity interest in SMSC

23 May 2018	Non-exempt connected transactions — the Datang Subscription and the China IC Fund Subscription

22 October 2018

(1)   Continuing connected transactions in relation to framework agreement; (2) Continuing connected  transactions in relation to Centralised Fund Management Agreement; and (3) connected transaction in relation to proposed grant of restricted share units to a former independent non-executive director, a  non-executive director and an independent non-executive director

Apart from normal professional fees paid or payable to us in connection with the previous appointments mentioned above as well as this appointment as the Independent Financial Adviser, no arrangement exist whereby we have received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that the aforementioned previous appointment would not affect our independence, and that we are independent pursuant to Rule 13.84 of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have considered, among other things, (i) the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement; (ii) the Company’s annual report for the year ended 31 December 2017 (the ‘‘Annual Report 2017’’), and the interim report for the six months ended 30 June 2018 (the ‘‘Interim Report 2018’’); and (iii) other information as set out in the Circular. We have also relied on all relevant information, opinions and facts supplied and represented by the Company and the management of the Company. We have assumed that all such information, opinions, facts and representations contained or referred to in the Circular, for which the Company is fully responsible, were true and accurate in all material respects as at the date hereof and may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, and the Company has confirmed that no material facts have been withheld or omitted from the information provided and referred to in the  Circular, which  would  make any statement therein misleading.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out independent verification of the information provided by the management and the representatives of  the Company, nor have we  conducted any form      of in-depth investigation into the businesses, affairs, operations, financial position or future prospects of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of (i) the SMNC Centralised Fund Management Agreement and its annual caps; (ii) the SJ Cayman Centralised Fund Management  Agreement and its annual caps and (iii) the Proposed RSU Grants are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(1)	The SMNC Centralised Fund Management Agreement

Background of the SMNC Centralised Fund Management Agreement

Reference is made to the Company’s announcement dated 29  November 2018,  that the Company, SMIC Beijing and SMNC entered into the SMNC Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB  fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMNC participating in the Group’s centralised fund management  system. SMIC Beijing will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SMNC pursuant to the SMNC Centralised Fund Management Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The SMNC CCT will include the following:

1.	Internal Deposit Services

SMIC Beijing provides deposit services and pays interest to SMNC.

2.	Collection and Payment Services and Foreign Exchange Services

SMIC Beijing serves as the platform for centralised collection and payment activities and foreign exchange activities of the Group. SMNC may carry out such activities by itself or through SMIC Beijing.

3.	Internal Loan Services

SMIC Beijing provides internal loan services to SMNC in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services

Letter of Credit Services will be utilised as a settlement instrument through which the Company will utilise its overseas credit lines to provide letter of credit on behalf of SMNC for importing equipment in accordance with PRC laws, regulations and policies.

5.	Other Financial Services

SMIC Beijing provides other financial services to SMNC in accordance with PRC laws, regulations and policies.

Reasons for and benefit of the SMNC Centralised Fund Management Agreement

As stated in the Letter from the Board, SMNC is a joint venture company established in the PRC pursuant to the joint venture agreement dated 3 June 2013, the equity capital of which is owned as to 12.5% by SMIC Beijing, 13% by SMIC Investment, 25.5% by SMIC Holdings and 32% by China IC Fund. The remaining equity capital of SMNC is owned by ZDG, IDIMC, CGP Techfund and  E-Town  Capital and none of them owns 10% or more equity capital of SMNC. SMNC is primarily engaged in manufacturing and trading of semiconductor products.

As set out in the Letter from the Board, the Company considers that the entry into of the SMNC Centralised Fund Management Agreement and the transactions contemplated thereunder will have the benefits of reducing the Group’s overall debt levels and increasing efficient fund usage, reducing the Group’s interest expense and obtaining favourable exchange rate for the Group.

Based on our discussions with the management of the Company, SMIC Beijing is one of the operating subsidiaries of the Group and has taken the centralised fund management function for the Group members. We were given to  understand  that  SMIC Beijing, by leveraging in the economics of scale achieved by the centralisation of the Group’s financial resources, is able to obtain better terms from independent banks and financial institutions in respect of different financial services, such as relatively more favourable interest rate, exchange rate and credit term, than individual Group companies negotiating its own terms.

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In addition, by centralising the internal treasury function, the management of the Company considers that the Group can reduce unused loan and the overall debt levels. The internal loan and provision of letter of credit services provided by SMIC Beijing will allow more efficient utilisation of available financial resources of the Group, such as combing the borrowing needs of individual Group companies into a single banking facility. Therefore, the Group can better monitor its treasury and working capital and increase efficient fund usage.

In light of the abovementioned, we consider that entering into the SMNC Centralised Fund Management Agreement is in the interest of the Company and the Shareholders as a whole.

Pricing policies of the SMNC Centralised Fund Management Agreement

As stated in the Letter from the Board, the price of the services provided by SMIC Beijing to SMNC contemplated under the SMNC Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules and determined according to the market principle on an arm’s length basis, subject to compliance with requirements for connected transactions of the Stock Exchange. Under the Group’s existing centralised fund management system, SMIC Beijing collectively procures certain fund management services from third-party banks or financial  institutions. SMIC Beijing will charge its subsidiaries with reference to terms offered by third-party banks or financial institutions for such fund management services.

Based on our discussion with the management of the Company and the  information provided, in relation to the Internal Deposit Services and Internal Loan Services, we understand that SMIC Beijing will obtain two or  more written quotes  from third-party commercial banks in the PRC for providing deposit and loan services of the same type during the same period to SMNC. For Internal Deposit Services, the interest rate adopted for SMNC’s deposits with SMIC Beijing will be the same as or lower than the lowest of the interest rates quoted. For Internal Loan Services, the adopted interest rate for SMNC’s loans from SMIC Beijing will be the same as or higher than the highest of the interest rates quoted. The Company understands that the third-party commercial banks will make reference to, and generally seek to be in line with the benchmark interest rates specified by the PBOC for RMB deposits or RMB loans of a similar type. For the purpose of clarification, such benchmark interest rates are guidance rates published by the PBOC from time to time for reference only and will not be adopted even if (in the case of the internal deposit services) it is lower than the lowest of the interest rates quoted by third-party commercial banks in the PRC or (in  the case of the internal loan services) it is higher than the highest of the interest rates quoted by third-party commercial banks in the PRC. The PBOC publishes benchmark interest rates for RMB deposits and RMB loans from time to time which serve as a guidance price for reference only for the commercial banks in the PRC.

The Company understands that when determining the interest rates quoted to SMNC, the third-party commercial banks will refer to such PBOC benchmark interest rate for RMB deposits or RMB loans of a similar type and make adjustment based on  the bank’s credit assessment of SMNC. For due diligence purpose, we have reviewed two interest rate quotes from third party commercial banks to SMNC for loan services, and noticed that the interest rate charged to SMNC by the Company is not less  favorable to the loan rates quoted from such banks. In respect of Internal Deposit Services, we have reviewed three bank quotations of deposit rates given by independent banks to the Company for each of the two years ended 31 December 2017 and the  period from 1 January 2018 to 31 October 2018. We note that the deposit rates given to SMNC are no less favourable to the Company when comparing to the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

interest rates quoted from the independent banks for deposits of the same type and  duration  at similar time. As the quotation rates given by independent banks to the Company represent market price and are no less favourable to the Company than the rates provided to SMNC by the Company, we consider that the pricing policies for Internal Deposit Services and Internal Loan Services are fair and reasonable.

For the terms in respect of the Collection and Payment Services and Foreign Exchange Services, and Provision of Letter of Credit Services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (i) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (ii) fees charged to SMIC Beijing by other third-party commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from  third-party  commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SMNC as described above. As advised by the management of the Company, in determining such terms offered to SMNC, SMIC Beijing will make reference to the terms offered by the independent banks and financial institutions, and will not be less favourable to SMIC Beijing than that offered to other wholly-owned subsidiaries.

Taking into account (i) SMIC Beijing will obtain two or more written quotes from third-party commercial banks in the PRC for providing Internal Deposit Services and Internal Loan Services of the same type during the same period to SMNC which is consistent with the Group’s approach to its subsidiaries which are not connected person of the Company under its existing centralised fund management system; and (ii) SMIC Beijing will make reference to the terms offered by the independent banks and financial institutions in respect of the Collection and Payment Services and Foreign Exchange Services and Provision of Letter of Credit Services, we are of the view that the pricing of the fund management services under the SMNC Centralised Fund Management Agreement based on quotes obtained from third-party commercial banks or financial institutions could reflect the market rate for such services, and are not less favourable to SMIC Beijing than that offered to other wholly-owned subsidiaries  having compared SMIC Beijing’s treatment to the wholly-owned subsidiaries of the Company under the Group’s existing centralised fund management system, and that   the terms of the SMNC Centralised Fund Management Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Historical transaction amounts

The historical transaction amounts between the Company and SMNC for the transactions contemplated under the  SMNC  Centralised  Fund  Management Agreement are as follows:

					Annual Cap
					for each of the
				From	three financial
		For the	For the	1 January	years end
		year ended	year ended	2018 to	31 December
		31 December	31 December	31 October	2016, 2017 and
		2016(1)	2017(1)	2018(2)	2018
		(US$ million)	(US$ million)	(US$ million)	(US$ million)
1.	Internal Deposit Services	719.7	1,182.3	1,297.4	2,000
2.	Collection and Payment Services and Foreign Exchange Services	—	—	—	2,000
3.	Internal Loan Services	120.5	—	—	2,000
4.	Provision of Letter of Credit Services	—	—	—	2,000
5.	Other Financial Services	—	—	—	50

	Notes:

(1)	Audited.

(2)	Unaudited.

The Annual Cap

The annual caps under the SMNC Centralised Fund Management Agreement are set out below:

	For the year ending 31 December
	2019	2020	2021
	US$ million	US$ million	US$ million
Internal Deposit Services (representing the maximum daily outstanding balance, including accrued interests)	2,000	2,000	2,000
Collection and Payment Services and Foreign Exchange Services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services)	200	200	200
Internal Loan Services (representing the daily maximum balance of internal loans including accrued interests)	500	500	500
Provision of Letter of Credit Services (representing the maximum aggregate principal amount of the letter(s) of credit issued on SMNC’s behalf per calendar year)	500	500	500
Other Financial Services (representing the maximum fees charged by the Company for providing the Other Financial Services to SMNC per calendar year)	50	50	50

As stated in the Letter from the Board, the aforementioned annual caps are determined based on factors such as the expected increase of fixed assets over the effective period of the SMNC Centralised Fund Management  Agreement;  the  operating cash flow and the financial and practical needs in respect of the business expansion and the future development plan of each of SMNC and  the  Group.  Reference is made to the Company’s circular dated 13 September 2017, the total investment for SMNC, is estimated to be US$7.2 billion and aims to reach a total

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

manufacturing capacity of 70,000 wafers per month. As stated in the Letter from the Board, the overall development plan of SMNC consists of two fabs, where each of the fabs has a target manufacturing capacity of 35,000 wafers per month. The first fab has reached a manufacturing capacity of 33,000 wafers per month, which we note is close  to the full target capacity of 35,000 wafers per month, while the second fab has yet to commence  operation.  As  advised  by  the  Company,  the  accumulated  investment of SMNC has reached over US$3.5 billion and the schedule of the remaining follow-on investment of approximately US$3.7 billion is subject to changing market conditions and market demand. We are given to understand that the SMNC Centralised Fund Management Agreement Annual Caps are mainly based on such investment plan of SMNC, where details of our analysis of the annual caps are set out below.

In respect of the Internal Deposit Services, we notice that historical transaction amounts were approximately US$719.7 million, US$1,182.3 million US$1,297.4 million, for each of the two years ended 31 December 2017 and the period from 1 January 2018 to 31 October 2018, respectively. As advised by the Company, as cash investment is made towards SMNC’s registered capital, SMNC had utilised  the  Internal Deposit Services for cash management purpose. Reference is made to the Company’s circular dated 13 September 2017 in relation to  further  capital contributions towards SMNC. The registered capital  of  SMNC  is  increased  to US$4.8 billion and the total investment of the two fabs of SMNC is estimated to be US$7.2 billion. The investments will be used to fund development, expansion and related needs for equipment of SMNC’s second fab. As advised by the Company, SMNC had received an aggregate of approximately US$3 billion cash capital injection and is expected to receive the remaining of the cash capital injection of approximately US$1.8 billion by 2019. As discussed with the Company, since the investment schedule of SMNC will be adjusted according to the changing market conditions and financial conditions of the Group, the annual caps for the Internal Deposit Services are set at US$2 billion for each of the year ending 31 December 2019, 2020 and 2021 to provide greater cash management flexibility.

For the Collection and Payment Services and Foreign Exchange Services, no historical transaction is noted. As discussed with the Company, for the three years ending 31 December 2021, it is expected that SMNC would mainly utilise the Collection and Payment Services and Foreign Exchange Services for payments to suppliers of equipment. As advised by the Company, the follow-on investment of SMNC, which mainly consist of investment to the second fab, will be capital expenditure for equipment and such equipment cost will be over 80% of SMNC’s capital expenditure for the three years from 2019 to 2021. Moreover, the equipment suppliers are mainly foreign companies and the settlement of the equipment purchases will mainly be denominated in foreign currencies, which will require the payment and foreign exchange services. As advised by the Company, though the remaining follow- on investment of SMNC approximates to US$3.7 billion and over 80% will be for purchase of equipment, based on past experience, the expected highest amount of a purchase order for equipment would not exceed US$200 million. As discussed with the Company, it is expected that the daily amount for foreign exchange and payment for equipment purchase order will not exceed US$200 million. Therefore, the maximum daily transaction amount for Collection and Payment Services and Foreign Exchange Services is set at US$200 million for each of the three years ending 31 December 2021, which we consider fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have discussed with the management of the Company and given to understand that the Internal Loan Services and Provision of Letter of Credit Services annual caps are based on the capital expenditure and business development plan for SMNC. As mentioned earlier the total investment of SMNC is estimated to be US$7.2 billion, and as advised by the Company, SMNC has currently invested approximately US$3.5 billion, and hence a further of approximately US$3.7 billion would be needed for such investment. For the funding of the US$3.7 billion required, the Company had considered SMNC’s remaining US$1.8 billion capital contributions expected to be received by 2019, and the amount of approximately US$1.3 billion cash that SMNC currently deposited with the Company under the Internal Deposit Services. The cash expected to be available for SMNC will therefore approximate to US$3.1 billion and a further of roughly US$600 million will be required for the remaining investment of SMNC. As discussed with the Company, to provide a higher level of flexibility to the funding options for SMNC’s investment plan, internal loans from the  Company are  also make available to SMNC. We have discussed with the management of the  Company and are given to understand that it is also a common practice for other subsidiaries of the Group to utilise the Internal Loan Services, depending on the individual subsidiary’s cash generating ability and payment needs to suppliers. Therefore, the Internal Loan Services annual cap  is  set  at  US$500 million for  each  of the three years ending 31 December 2021, which covers the majority of  the difference between the total outstanding capital expenditure of around US$3.7 billion and the approximate US$3.1 billion of cash SMNC will expect to have. Moreover, for due diligence purpose, we have obtained the historical investment of SMNC’s first fab since its establishment in 2014, and note that the current accumulated capital expenditure is approximately US$3.35 billion. As mentioned earlier, the first fab has reached a manufacturing capacity of 33,000 wafers per month, which is close to the full target capacity of 35,000 wafers per month. Therefore, approximately five years’ time  is required for the first fab to roughly reach full target production capacity. Though    the investment schedule of the second fab is subject to changing market conditions, assuming the second fab would take a similar time of around five years to reach the full target capacity of 35,000 wafers per month and around US$3.6 billion or half of the total investment of US$7.2 billion would be required for the second fab, an average of over US$700 million investment would be required for each year. As such, we consider an Internal Loan Services annual cap of US$500 million provides a flexibility towards SMNC’s investment schedule and is fair and reasonable.

Moreover, as mentioned above, the investment costs of SMNC mainly consists of equipment costs, which could be settled by letter of credit. For clarification, for the Provision of Letter of Credit Services, the Company provides the letter of credit on behalf of SMNC for importing equipment, and SMNC will be ultimately responsible   for the settlement of the letter of credit. SMNC may use its own funds or utilise the Internal Loan Services to settle such letter of credit. As discussed with the Company, the Letter of Credit Services from the Company provides an additional option for SMNC’s settlement method and will enable SMNC to take advantage of the high creditability of the Group. As mentioned earlier, the total investment of SMNC is approximately US$7.2 billion and as SMNC has currently invested approximately US$3.5 billion, a further of approximately US$3.7 billion would be needed for such investment. As advised by the Company, based on the aggregate capital expenditure plans of SMNC, it is expected that the accumulative letter of credit amount of up to US$500 million per annum would be required from the Company for settling payments to equipment suppliers. Given the substantial further investment amount of approximately US$3.7 billion of SMNC, we considered the Provision of Letter  of Credit Services cap of US$500 million is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account (i) the basis of  annual caps under the SMNC Centralised  Fund Management Agreement; and (ii) the large investment of SMNC, we are of the view that the annual caps under the SMNC Centralised Fund Management Agreement are fair and reasonable and in the interest of the Company and  Shareholders as  a  whole.

Internal Control Procedures

We have also considered and reviewed the internal control procedures in  respect  of the SMNC Centralised Fund Management Agreement and the SJ Cayman  Centralised Fund Management Agreement. Please refer to  the  section  headed ‘‘(2) The SJ Cayman Centralised Fund Management Agreement — Internal Control Procedures’’ for details and our analysis.

Recommendation on the SMNC Centralised Fund Management Agreement

Having considered the principal factors and reasons described above, in particular

(i) the Group is able to obtain better interest rates and  exchange  rates  from independent banks and financial institutions in respect of different financial services through SMIC Beijing; (ii) the pricing of the SMNC CCT based on quotes obtained from independent banks or financial institutions could reflect the market terms, and    are not less favourable to SMIC Beijing than that offered to the wholly-owned subsidiaries of the Company; and (iii) the basis of annual caps in relation to the SMNC Centralised Fund Management Agreement are fair and reasonable, we are of the  opinion that the terms of the SMNC Centralised Fund Management Agreement including the annual caps are on normal commercial terms and are fair and reasonable as far as the interests of the Independent Shareholders are concerned, and in the  interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to  approve  the SMNC Centralised Fund Management Agreement and the  related annual caps at  the EGM.

(2)	The SJ Cayman Centralised Fund Management Agreement

Background of the SJ Cayman Centralised Fund Management Agreement

Reference is made to the Company’s announcement dated 6 December 2018, that the Company, SMIC Beijing and SJ Cayman entered into the SJ Cayman Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly- owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Cayman participating in the Group’s centralised fund management system. SMIC Beijing will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SJ Cayman pursuant to the SJ Cayman Centralised Fund Management Agreement.

The SJ Cayman CCT will include the following:

1.	Internal Deposit Services

SMIC Beijing provides deposit services and pays interest to SJ Cayman.

2.	Collection and Payment Services and Foreign Exchange Services

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

SMIC Beijing serves as the platform for centralised collection and payment activities and foreign exchange activities of the Group. SJ Cayman may carry out such activities by itself or through SMIC Beijing.

3.	Internal Loan Services

SMIC Beijing provides internal loan services to SJ Cayman in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services

Letter of Credit Services will be utilised as a settlement instrument through which the Company will utilise its overseas credit lines to provide letter of credit on behalf of SJ Cayman for importing equipment in accordance with PRC laws, regulations and policies.

5.	Other Financial Services

SMIC Beijing provides other financial services to SJ Cayman in accordance with PRC laws, regulations and policies.

Reasons for and benefit of the SJ Cayman Centralised Fund Management Agreement

As stated in the Letter from the Board, SJ Cayman wholly owns SJ Hong Kong, which in turn wholly owns SJ Jiangyin. SJ Jiangyin was founded in November 2014 in Jiangyin, Jiangsu Province of the PRC. SJ Cayman, SJ Hong Kong, SJ USA and SJ Jiangyin will serve as the leading play Middle-End-Of-Line (MEOL) entity that focuses on advanced bumping production. Complementing nearby advanced  back-end  assembly infrastructure, SJ Jiangyin aims to be an important key to forming a local integrated circuit ecosystem, providing a convenient one-stop service to supply high quality and efficient chips for local and international customers, as well as help strengthen their global competitiveness.

As set out in the Letter from the Board, the Company considers that the entry into of the SJ Cayman Centralised Fund Management Agreement and the transactions contemplated thereunder will have the benefits of reducing the Group’s overall debt levels and increasing efficient fund usage, reducing the Group’s interest expense and obtaining favourable exchange rate for the Group.

Based on our discussions with the management of the Company, SMIC Beijing is one of the operating subsidiaries of the Group and has taken the centralised fund management function for the Group members. We were given to  understand  that  SMIC Beijing, by leveraging in the economics of scale achieved by the centralisation of the Group’s financial resources, is able to obtain better terms from independent banks and financial institutions in respect of different financial services, such as relatively more favourable interest rate, exchange rate and credit term, than individual Group companies negotiating its own terms.

In addition, by centralising the internal treasury function, the management of the Company considers that the Group can reduce unused loan and the overall debt levels. The internal loan and provision of letter of credit services provided by SMIC Beijing will allow more efficient utilisation of available financial resources of the Group, such as combing the borrowing needs of individual Group companies into a single banking facility. Therefore, the Group can better monitor its treasury and working capital and increase efficient fund usage.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In light of the abovementioned, we consider that entering into the SJ Cayman Centralised Fund Management Agreement is in the interest of the Company and the Shareholders as a whole.

Pricing policies of the SJ Cayman Centralised Fund Management Agreement

As stated in the Letter from the Board, the price of the services provided by SMIC Beijing to SJ Cayman contemplated under the SJ Cayman Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules and determined according to the market principle on an arm’s length basis, subject to compliance with requirements for connected transactions of the Stock  Exchange.  Under the Group’s existing centralised fund management system, SMIC Beijing collectively procures certain fund management services from third-party banks or financial institutions. SMIC Beijing will charge its subsidiaries with reference to terms offered by third-party banks or financial institutions for such fund management  services.

Based on our discussion with the management of the Company and the  information provided, in relation to the Internal Deposit Services and Internal Loan Services, we understand that SMIC Beijing will obtain two or  more written quotes  from third-party commercial banks in the PRC for providing deposit and loan services of the same type during the same period to SJ Cayman. For Internal Deposit Services, the interest rate adopted for SJ Cayman’s deposits with SMIC Beijing will be the same as or lower than the lowest of the interest rates quoted. For Internal Loan Services, the adopted interest rate for SJ Cayman’s loans from SMIC Beijing will be the same as or higher than the highest of the interest rates quoted. The Company understands that the third-party commercial banks will make reference to, and generally seek to be in line with the benchmark interest rates specified by the PBOC for RMB deposits or RMB loans of a similar type. For the purpose of clarification, such benchmark interest rates are guidance rates published by the PBOC from time to time for reference only and will not be adopted even if (in the case of the internal deposit services) it is lower than the lowest of the interest rates quoted by third-party commercial banks in the PRC or (in  the case of the internal loan services) it is higher than the highest of the interest rates quoted by third-party commercial banks in the PRC. The PBOC publishes benchmark interest rates for RMB deposits and RMB loans from time to time which serve as a guidance price for reference only for the commercial banks in the PRC.

The Company understands that when determining the interest rates quoted to SJ Cayman, the third-party commercial banks will refer to  such  PBOC  benchmark interest rate for RMB deposits or RMB loans of a similar type and make adjustment based on the bank’s credit assessment of SJ Cayman. In respect of Internal Deposit Services, we have reviewed a total of six bank quotations of deposit rates given by independent banks to the Company during the two years ended 31 December 2017 and the period from 1 January 2018 to 31 October 2018. We note that the interest rates  given to SJ Cayman are no less favourable to the Company when comparing to the interest rates quoted from the independent banks for deposits of the same type and duration at similar time. Given that SMIC Beijing will obtain two or more written quotes from third-party commercial banks in the PRC for providing deposit services  and loan services of the same type during the same period to SJ Cayman which is consistent with the Group’s existing centralised fund management system for deposit service, we consider that the pricing policy for internal deposit and internal  loan services is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the terms in respect of the Collection and Payment Services and Foreign Exchange Services, and Provision of Letter of Credit Services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (i) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (ii) fees charged to SMIC Beijing by other third-party commercial banks or financial institutions providing  fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from  third-party  commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SJ Cayman as described above. As advised by the management of the Company, in determining such terms offered to SJ Cayman, SMIC Beijing will make reference to the terms offered by the independent banks and financial institutions, and will not be less favourable to SMIC Beijing than that offered to other wholly-owned subsidiaries. We have reviewed three letter of credit bank advices issued by independent banks to the Company which were issued on behalf of SJ Cayman. We note that the letter of credit issuance fees charged by the Company to SJ Cayman are  the same as the fees charged by the independent banks. As the price offered by independent banks represents market price, the price offered to SJ Cayman is no less favourable to the Company as compared with the market price offered by independent third parties to the Company.

Taking into account (i) SMIC Beijing will obtain two or more written quotes from third-party commercial banks in the PRC for providing Internal Deposit Services and Internal Loan Services of the same type during the same period to SJ Cayman which is consistent with the Group’s approach to its subsidiaries which are not  connected  person of the Company under its existing centralised fund management system; and (ii) SMIC Beijing will make reference to the terms offered by the independent banks and financial institutions in respect of the Collection and Payment Services and Foreign Exchange Services and Provision of Letter of Credit Services, we are of the view that the pricing of the fund management services under the SJ Cayman Centralised Fund Management Agreement based on quotes obtained from third-party commercial banks or financial institutions could reflect the market rate for such services, and are not less favourable to SMIC Beijing than that offered to other wholly-owned subsidiaries  having compared SMIC Beijing’s treatment to the wholly-owned subsidiaries of the Company under the Group’s existing centralised fund management system, and that   the terms of the SJ Cayman Centralised Fund Management Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Historical transaction amounts

The historical transaction amounts between the Company and SJ Jiangyin for the transactions contemplated under the 2016 SJ Jiangyin Centralised Fund Management Agreement are as follows:

					Annual Cap
					for each of the
				From	three financial
		For the	For the	1 January	years end
		year ended	year ended	2018 to	31 December
		31 December	31 December	31 October	2016, 2017 and
		2016(1)	2017(1)	2018(2)	2018
		(US$ million)	(US$ million)	(US$ million)	(US$ million)
1.	Internal Deposit Services	93.2	147.2	137.9	500
2.	Collection and Payment Services and Foreign Exchange Services	—	—	—	500
3.	Internal Loan Services	—	—	—	500
4.	Provision of Letter of Credit Services	—	4.7	17.3	500
5.	Other Financial Services	—	—	—	50

Notes:

(1)	Audited.

(2)	Unaudited.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Annual Cap

The annual caps under the SJ Cayman Centralised Fund Management Agreement are set out below:

	For the year ending 31 December
	2019	2020	2021
	US$ million	US$ million	US$ million
Internal Deposit Services (representing the maximum daily outstanding balance, including accrued interests)	130	130	130
Collection and Payment Services and Foreign Exchange Services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services)	130	130	130
Internal Loan Services (representing the daily maximum balance of internal loans including accrued interests)	130	130	130
Provision of Letter of Credit Services (representing the maximum aggregate principal amount of the letter(s) of credit issued on SJ Cayman’s behalf per calendar year)	130	130	130
Other Financial Services (representing the maximum fees charged by the Company for providing the Other Financial Services to SJ Cayman per calendar year)	50	50	50

As stated in the Letter from the Board, the aforementioned annual caps are determined based on factors such as the expected increase of fixed assets over the effective period of the SJ Cayman Centralised Fund Management Agreement; the operating cash flow and the financial and practical needs in respect of the business expansion and the future development plan of each of SJ Cayman and the Group.

In respect of the Internal Deposit Services, we notice that historical transaction amounts were approximately US$93.2 million, US$147.2 million US$137.9 million, for each of the two years ended 31 December 2017 and the period from 1 January 2018 to 31 October 2018, respectively, which shows an increasing trend. We also notice that the annual cap for each of the three years ending 31 December 2021 in respect of Internal Deposit Services is US$130 million. As advised by the Company, the historical amount for 2018 of approximately US$137.9 million represents the highest daily balance, which was in the first quarter of 2018. The current balance of the internal deposit of SJ Cayman with the Company is approximately US$69 million. As discussed with the Company, the decrease in the internal deposit balance was due to investment made in relation to SJ Cayman’s expansion plan. As discussed with the Company, SJ Cayman had approximately US$37 million cash balance currently. Therefore, SJ Cayman’s own cash balance, together with its internal deposits with the Company amount to over US$100 million. As such, the annual cap for Internal Deposit Services is set at US$130 million for each of the three years ending 31 December 2021, which provides a reasonable buffer to cater for SJ Cayman’s business expansion.

For the Collection and Payment Services and Foreign Exchange Services, no historical transaction is noted. As discussed with the Company, for the three years ending 31 December 2021, it is expected that SJ Cayman would mainly utilise the Collection and Payment Services and Foreign Exchange Services for its capital expenditure, which mainly includes exchanging funds into foreign currencies for payments to suppliers of equipment. Reference is made to  the Company’s circular  dated 7 June 2016 in relation to the 2016 SJ Jiangyin Centralised Fund

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Management Agreement. As advised by the Company, the planned total investment of SJ Cayman together with its subsidiaries, which include its main operating subsidiary SJ Jiangyin,  is approximately US$1.2 billion. As advised by the Company, the current total investment of SJ Cayman is approximately US$230 million and the remaining capital expenditure of approximately US$1 billion would be made subject to  market  conditions and financial conditions of the  Group.  The  planned  capital  expenditure for SJ Cayman is approximately US$100 million for the year ending 31  December 2019, and will remain at a similar level of approximately US$100 million for each of  the years ending 31 December 2020 and 2021. As advised by the Company, as the investment schedule of SJ Cayman will be adjusted according to the changing market conditions and financial conditions of the Group, the maximum daily transaction amount for Collection and Payment Services and Foreign Exchange Services is set at US$130 million for each of the three years ending 31 December 2021. Given the large capital expenditure of SJ Cayman, we consider a cap of US$130 million would provide a flexibility to the investment schedule to SJ Cayman which would expedite or slow down according to market conditions and financial conditions of the Group.

We have discussed with the management of the Company and given to understand that the Internal Loan Services and Provision of Letter of Credit Services are based on the capital expenditure and business development plan for SJ Cayman. As mentioned earlier, the planned total investment of SJ Cayman is  approximately US$1.2 billion  and the current total investment of SJ Cayman is approximately US$230 million. As advised by the Company, the planned capital expenditure for each of the three years ending 31 December 2021 is approximately US$100 million. As advised by the Company, SJ Cayman’s internal deposit placed with the Company amounted to approximately US$69 million currently. Since the deposits are in turn placed with  banks as timed deposits, the Internal Loan Services from the Company could provide a greater flexibility for SJ Cayman’s cash management. Further, the  capital  contributions for SJ Cayman had been fully received,  and  currently  there  is  no  future plan of capital contribution to be made. As the capital expenditure is subject to the investment schedule to SJ Cayman which would expedite or  slow down according to market conditions and financial conditions of the Group, where the planned capital expenditure of a year could be brought forward or postponed, and SJ Cayman would require cash for its working capital, it is expected that SJ Cayman would require Internal Loan Services for an amount up to US$130 million for each of the year ending 31 December 2021. As discussed with the Company, such annual cap of  US$130 million had considered the planned capital expenditure of around US$100 million for each of the three years and a buffer for SJ Cayman’s operating needs. Moreover, the Company advised that the investment costs of SJ Cayman mainly  consists  of equipment costs, which could be settled by letter of credit. As discussed with the Company, it is also a common practice for other subsidiaries of the Group to utilise the Letter of Credit Services, depending on the individual subsidiary’s payment needs to suppliers and its own facility lines. For clarification, for the Provision of Letter of Credit Services, the Company provides the letter of credit on behalf of SJ Cayman for importing equipment, and SJ Cayman will be ultimately responsible for the settlement of the letter of credit. SJ Cayman may use its own funds or utilise the Internal Loan Services to settle such letter of credit. As advised by the Company, it is expected that letter of credit of an amount of up to US$130 million per annum would be  required from the Company for settling payments to equipment suppliers for SJ Cayman. Considering the total investment, capital expenditures and working capital needs of SJ Cayman, we consider an annual cap of US$130 million for each of the three years ending 31 December 2021 for each of the Internal Loan Services and Provision of  Letter of Credit Services is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account (i) the basis of annual caps under the SJ Cayman Centralised Fund Management Agreement; and (ii) the large investment of SJ Cayman, we are of  the view that the annual caps under the SJ Cayman Centralised Fund Management Agreement are fair and reasonable and in the interest of the Company  and  Shareholders as a whole.

Internal Control Procedures

The Company has in place a series of internal control measures to ensure that the terms of the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement are fair and reasonable and that the SMNC CCT and SJ Cayman CCT will be conducted on normal commercial terms. As the SMNC CCT and SJ Cayman CCT also constitute related party transactions for the Company, they will be subject to the related party transaction policy of the Group, which is further explained below.

1.

SMNC has established a related party transaction review committee (the ‘‘Review Committee’’), which is comprised of four non-executive directors of SMNC of which two of them, namely Dr. Zhao Haijun, the executive Director and co-chief executive officer of the Company and Dr. Gao Yonggang, the executive Director, chief financial officer and joint company secretary of the Company, were appointed by the Company and the other two were appointed by each of China IC Fund and ZDG. The related party transaction review committee is responsible for reviewing and approving the centralised fund management agreement and  pricing policy of connected transactions entered into by SMNC and the Company, with the assistance from the related party transaction office of SMNC. The committee has meeting at least once annually to monitor and review related party transactions between SMNC and the Company;

2.

SJ Cayman management team is responsible for reviewing and approving the centralised fund management agreement and pricing policy of connected transactions entered into by SJ Cayman and the Company. SJ Cayman management holds monthly meetings to monitor and review related party transactions between SJ Cayman and the Company;

3.

The Company has also established a related party transaction review team, consisting of members from the finance and accounting, legal and other related departments of the Company, which reviews the terms of specific connected  transaction agreements and reports its findings to the management;

4.

The Company’s compliance office will perform quarterly check on transactions entered under the SMNC Centralised Fund Management Agreement and the  SJ  Cayman Centralised Fund Management Agreement to ensure compliance with pricing policies and annual caps are not exceeded; and

5.

The Company’s external auditors will conduct an annual review of the transactions entered into under the SMNC Centralised Fund Management Agreement and the SJ Cayman Centralised Fund Management Agreement to ensure the transaction amounts are within the  annual caps  and  the  transactions are  in accordance with the terms set out in the SMNC Centralised Fund Management  Agreement and the SJ Cayman Centralised Fund Management Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have reviewed the Group’s internal control policy regarding intra-group  related party transactions and noted resolutions of the Review Committee should be effective with the approval by half of the committee members. In addition, the  Company will periodically review the pricing policy at least quarterly to ensure the SMNC CCT and SJ Cayman CCT are in accordance with the respective  pricing  policies. Other than that, as advised by the Company, for both of the SMNC CCT and the SJ Cayman CCT, the Company, SMNC and SJ Cayman maintain separate business units, and therefore separate personnel to ensure segregation of duties, which we consider is effective in ensuring the transactions are conducted on normal commercial terms. We are of the view that the above internal control procedures are sufficient to ensure that the transactions conducted under the SMNC  Centralised  Fund  Management Agreement and the SJ Cayman Centralised  Fund  Management  Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

Recommendation on the SJ Cayman Centralised Fund Management Agreement

Having considered the principal factors and reasons described above, in particular

(i) the Group is able to obtain better interest rates and  exchange  rates  from independent banks and financial institutions in respect of different financial services through SMIC Beijing; (ii) the pricing of the SJ Cayman CCT based on  quotes  obtained from independent banks or financial institutions could reflect the  market terms, and are not less favourable to SMIC Beijing than that offered to the wholly- owned subsidiaries of the Company; and (iii) the basis of annual caps in relation to the SJ Cayman Centralised Fund Management Agreement are fair and reasonable, we  are  of the opinion that the terms of the SJ Cayman Centralised Fund Management Agreement including the annual caps are on normal commercial terms and are fair and reasonable as far as  the interests of  the Independent Shareholders are concerned, and  in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of  the ordinary resolution  to approve the SJ Cayman Centralised Fund Management Agreement and the related annual caps at the EGM.

(3)	The proposed grant of Restricted Share Units to Directors

Background of and reasons for the Proposed RSU Grants

Reference is made to the Company’s announcement dated 13 September 2018 pursuant to which the Company proposes to grant 375,000 Restricted  Share  Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Among the 375,000 Restricted Share Units to be  granted,  187,500 Restricted Share Units will be granted to Professor Lau and 187,500 Restricted Share Units will be granted to Mr. Fan. Each of the Restricted Share Units to  be granted to Professor Lau and Mr. Fan represents the right to receive one Share on the date it vests. It is intended that Restricted Share Units to be granted to Professor Lau  and Mr. Fan will vest over a period of three years at the rate of 33%, 33% and 34% for each 12 month period commencing on the date on which the relevant Director commenced his term of office as independent non-executive Director.

Furthermore, the Company conditionally granted an aggregate of 375,000 share options (the ‘‘Share Options’’) under its 2014 Stock Option Plan to subscribe  for Shares, subject to acceptance of the grantees and compliance with applicable laws and regulations. Among the share options granted, 187,500 share options were granted to Professor Lau and 187,500 share options were granted to Mr. Fan.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the Letter from the Board, the Proposed RSU Grants are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors. The proposed RSU Grants to Professor Lau and Mr. Fan aim to provide sufficient incentives to attract and motivate them to remain with, and to strive for the future development and expansion of the Group. Furthermore, there will not be substantial cash outflow by the Company under the Proposed RSU Grants.

Reference is made to the circulars of the Company dated 7 June 2016 and 18 November 2016 respectively, relating to its revised Board policy (the ‘‘Revised Board Policy’’) which provides for an on-board grant to be made to new Directors. The on- board grant to new non-executive Directors (including the independent non-executive Directors) (the ‘‘On-board Grant’’) is fixed in accordance with a percentage of 75% of the fixed sum of the most recent on-board grant prior to the Revised Board Policy  which was made to an independent non-executive Director. The amounts of the Proposed RSU Grants have been calculated using the relevant methods of calculation set out below and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016, after the implementation  of the Revised Board Policy.

Below sets out the basis for determining the number of Restricted Share Units to  be granted to Professor Lau and Mr. Fan:

(i)	Basis for determining the number of Restricted Share Units to be granted to Professor Lau:

On-board Grant (50% share options and	=	5,000,000(1) 7 10(2) x 75%(3)	=	375,000
50% Restricted Share Units)

As the On-board Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant applicable to Professor Lau is 50% of 375,000 shares under the On-board Grant, that is, 187,500 Restricted Share Units.

(ii)	Basis for determining the number of Restricted Share Units to be granted to Mr. Fan:

On-board Grant (50% share options and	=	5,000,000(1) 7 10(2) x 75%(3)	=	375,000
50% Restricted Share Units)

As the On-board Grant comprises a combination of 50% share options and 50% Restricted Share Units, the Proposed RSU Grant applicable to Mr. Fan is 50% of 375,000 shares under the On-board Grant, that is, 187,500 Restricted Share Units.

Notes:

(1)	number of shares subject to the most recent On-board Grant made to an independent non- executive Director prior to the Revised Board Policy for share incentives for Directors.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)

one-tenth, reflecting the fact that the calculation of all entitlements under the Proposed RSU Grants this year differs from the calculation of the entitlements to individual Directors in 2016 in accordance with the Revised Board Policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(3)

three-fourth of the number of shares set out in footnote (1) above, reflecting the fact that the On-board Grant made to non-executive Directors prior to the Revised Board Policy was made at the beginning of a four year period and vests in respect of 25% thereof each year over such period whereas the On-board Grant will be granted at the beginning of a three year period and will vest over a period of three years at the rate of  33%, 33% and 34% for each 12 month period commencing on the date on which the relevant Director commenced his term of office as Director.

As understood from the Company, if a Restricted Share Units holder  resigns before the vesting of the Restricted Share Units granted under the 2014 Equity  Incentive Plan, the unvested Restricted Share Units will be subject to forfeiture. Therefore we consider that such vesting mechanism of the grants could serve the purpose to retain the Directors over the vesting period by providing incentive  to  remain in the Group before the full vesting of the Restricted Share Units under the   2014 Equity Incentive Plan.

For our due diligence purpose, we have reviewed the background and duties of Professor Lau and Mr. Fan in the Group. Based on the biographies as set out in the Company’s announcement dated 22 June 2018 in relation to the appointment of Professor Lau and Mr. Fan as independent non-executive directors, we notice that Professor Lau has strong academic background in economics and also serves as independent non-executive director of AIA Group Limited (Stock Code: 4457), CNOOC Limited (Stock Code: 0883), and Hysan Development Company Limited (Stock Code: 0014), all listed on the Hong Kong Stock Exchange, and Far EasTone Telecommunications Company Limited (Taiwan: 4904), Taipei, which is listed on the Taiwan Stock Exchange. Similarly, Mr. Fan also serves as independent non-executive director for over five listed companies in Hong Kong. As such, we consider that Professor Lau’s and Mr. Fan’s experience in other listed companies allows them to  have strong understanding in corporate governance system.

We notice that Professor Lau is a member of each of the Compensation  Committee, Nomination Committee and the  Strategic Advisory Committee.  Mr.  Fan, is the chairman of the Audit Committee and a member of the Nomination Committee. As advised by the management of the Company, the responsibilities of the Strategic Advisory Committee include (i) to evaluate and consider any strategic alternative; (ii)  to contribute and participate in discussions with potential strategic  partners  with respect to any strategic alternative; and (iii) to make  recommendations to the Board  and the management of the Company with respect to any strategic alternative, with  such strategic alternative essential to the Group’s business development. While the Audit Committee is responsible for but not limited to (i) reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality- control procedures; (ii) reviewing the Company’s annual, interim and quarterly financial statements and earnings releases; and (iii) reviewing the Company’s internal controls, risk assessment and management policies. As such, we are of the opinion that it is justifiable to attract and retain Professor Lau and Mr. Fan through the Proposed RSU Grants.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Principal terms of the Proposed RSU Grants

The Restricted Share Units

Each of the Restricted Share Units to be granted to Professor Lau and Mr. Fan represents the right to receive a Share on the date it vests. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Shares to be issued pursuant thereto).

Consideration of the Proposed RSU Grants

In accordance with the terms of the 2014 Equity Incentive Plan,  the  Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands. We understand that the  Restricted Share Units are granted as compensation for service or performance to attract, retain and motivate employees and directors of, and other service providers to, the Company, and to allow them to participate in the growth and profits of the Company.

We intend to quantify and analyse the remuneration of each of Professor Lau and Mr. Fan for the first full vesting year. We have obtained estimations from  the  Company on the expenses (collectively known as the ‘‘Expenses’’) to be incurred for the grant/issue of the Restricted Share Units under the Proposed RSU  Grants  and  the Share Options, which in our view reflects the value of such incentives to be provided. Based on the closing prices per Share as quoted on the Stock Exchange on the grant date, the estimated Expenses relating to Professor Lau and Mr. Fan  were  approximately US$209,000 and US$209,000 respectively. The Expenses are  estimations only and are unaudited and do not represent  the  expenses  to  be  recognised in the financial statements of the Company. The aggregated remuneration (comprising cash compensation as set out in the Company’s announcement dated 22 June 2018 and the  Expenses,  (the  ‘‘Aggregate  Remuneration’’) of each of Professor Lau and Mr. Fan for the first full vesting year      is set out below:

Position	Grantee	Cash compensation	Estimated expenses for the Proposed RSU Grants and the share	Aggregate remuneration
		(US$’000)	(US$’000)	(US$’000)
Independent non- executive Director	Professor Lau	60	209	269
Independent non- executive Director	Mr. Fan	65	209	274

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below are the analysis on the Aggregated Remuneration of  the Company  as compared with the key financial figures of the Group. The ratio calculations of the Company are as follows:

(i)	Basis for Aggregated Remuneration as a percentage of revenue

= Aggregated Remuneration 7 Revenue for the year ended 31 December 2017

= (Cash compensation + Estimated expenses for the Proposed RSU Grants and the Share Options) 7 Revenue for the year ended 31 December 2017

(ii)	Basis for Aggregated Remuneration as a percentage of profit after tax

= Aggregated Remuneration 7 Profit after tax for the year ended 31 December 2017

= (Cash compensation + Estimated expenses for the Proposed RSU Grants and the Share Options) 7 Profit after tax for the year ended 31 December 2017

(iii)	Basis for Aggregated Remuneration as a percentage of total equity

=	Aggregated Remuneration 7 Total equity as at 30 June 2018

= (Cash compensation + Estimated expenses for the Proposed RSU Grants and the Share Options) 7 Total equity as at 30 June 2018

Position	Grantee	Aggregate Remuneration	% of revenue	% of profit after tax	% of total equity
		(US$’000)	(note 1)	(note 1)	(note 2)
			%	%	%
Independent non-executive Director	Professor Lau	269	0.009	0.21	0.004
Independent non-executive Director	Mr. Fan	274	0.009	0.22	0.004

Notes:

1.	The revenue and profit after tax used in the calculations for % of revenue and % of profit after tax are extracted from the Annual Report 2017.

2.	The total equity used in the calculation for % of total equity is extracted from the Interim Report 2018.

As shown from the table above, for illustrative purpose, the Aggregated Remuneration of each of Professor Lau and Mr. Fan represents an insignificant amount of the revenue of the Group (less than 0.01% of the revenue) for the year ended 31 December 2017, and also represents an insignificant amount of the net profit of the Group (only about 0.2% of the net profit) for the year ended 31 December 2017, which we consider a commercially justifiable incentive reward for attract and motivate them to remain with the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that the number of Restricted Share Units granted to each of  Professor Lau and Mr. Fan are fair and reasonable, and  that  the  Proposed  RSU  Grants at no consideration, other than the minimum payment required by  the  applicable law in the Cayman Islands (which is the par value of the Shares to be issued pursuant thereto), is acceptable. Having considered the principal terms of the Proposed RSU Grants as highlighted above, we are of the opinion that the terms of the Proposed RSU Grants are fair and reasonable so far as the Independent Shareholders are concerned.

Recommendation on the Proposed RSU Grants

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Proposed RSU Grants to the relevant connected grantees are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Proposed RSU Grants are in the interests of the Company and the Shareholders as a whole. Accordingly,  we  recommend the Independent Board Committee to  advise  the  Independent Shareholders to vote in favour of the resolutions to be proposed at the  EGM  to  approve the Proposed RSU Grants and the  transactions contemplated thereunder and  we recommend the Independent Shareholders to vote in favour of the  resolutions in  this regard.

Yours faithfully, For and on behalf of Messis Capital Limited Wallace Cheung Director

Note: Mr. Wallace Cheung is a licensed person registered with the Securities and Future Commission of Hong Kong and a responsible officer of Messis Capital Limited to carry out type 6 (advising on corporate finance)
regulated activities under the SFO and has over 8 years of experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and  not  misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)	Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or short positions of the Directors and  the chief executive officer in the Shares, underlying Shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV  of  the  SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to  have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

					Derivative		Percentage
			Number				of aggregate interests to total issued share capital
	Long/Short	Nature of	of Shares	Share		Total	of the
Name of Director	Position	Interests	held	Options	Other	Interests	Company
			(Note 22)	(Note 22)	(Note 22)	(Note 22)	(Note 1)
Executive Directors
Zhou Zixue	Long Position	Beneficial	—	2,521,163	1,080,498	3,601,661	0.071%
		Owner		(Note 2)	(Note 3)
Zhao Haijun	Long Position	Beneficial	49,311	1,875,733	1,687,500	3,612,544	0.072%
		Owner		(Note 4)	(Note 5)
Liang Mong Song	—	—	—	—	—	—	—
Gao Yonggang	Long Position	Beneficial	—	1,964,003	85,505	2,049,508	0.041%
		Owner		(Note 6)	(Note 7)
Non-executive Directors
Chen Shanzhi	Long Position	Beneficial	—	602,187	287,656	889,843	0.018%
		Owner		(Note 8)	(Note 9)
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Tong Guohua	Long Position	Beneficial	—	187,500	187,500	375,000	0.007%
		Owner		(Note 10)	(Note 11)

APPENDIX I	GENERAL INFORMATION

					Derivatives
							Percentage of aggregate interests to total issued share capital
	Long/Short	Nature of	Number of Shares	Share		Total	of the
Name of Director	Position	Interests	held	Options	Other	Interests	Company
			(Note 22)	(Note 22)	(Note 22)	(Note 22)	(Note 1)
Independent non-executive Directors
William Tudor Brown	Long Position	Beneficial	—	87,500	87,500	175,000	0.003%
		Owner		(Note 12)	(Note 13)
Chiang Shang-yi	Long Position	Beneficial	—	187,500	187,500	375,000	0.007%
		Owner		(Note 14)	(Note 15)
Cong Jason Jingsheng	Long Position	Beneficial	61,875	187,500	125,625	375,000	0.007%
		Owner		(Note 16)	(Note 17)
Lau Lawrence Juen-Yee	Long Position	Beneficial	—	187,500	187,500	375,000	0.007%
		Owner		(Note 18)	(Note 19)
Fan Ren Da Anthony	Long Position	Beneficial	—	187,500	187,500	375,000	0.007%
		Owner		(Note 20)	(Note 21)

Notes:

(1)	Based on 5,039,700,056 Shares in issue as at the Latest Practicable Date.

(2)

On May 20, 2015, Dr. Zhou was granted options to purchase 2,521,163 Shares at a price of HK$8.30 per Share pursuant to the 2014 Stock Option Plan. These options will expire on  the earlier of  May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(3)

On May 20, 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of the Latest Practicable Date, 810,373 Restricted Share Units were vested.

(4)

These options comprise: (a) options which were granted to Dr. Zhao on June 11, 2013 to purchase 1,505,854 Shares at a price of HK$6.40 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 10, 2023 or 90 days after termination of his service, (b) options which were granted to Dr. Zhao on September 7, 2017 to purchase 1,687,500 Shares at a price of HK$7.9  per Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of September 6, 2027 or 90 days after termination of his service as Co-Chief Executive Officer. As of the Latest  Practicable Date, 1,317,621 of these options have been exercised.

(5)

On September 7, 2017, Dr. Zhao was granted an award of 1,687,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer. As of the Latest Practicable Date, none of these RSUs has been exercised.

APPENDIX I	GENERAL INFORMATION

(6)

These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 314,531 Shares at a price of HK$6.4 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 1,360,824 Shares at a price of HK$6.24 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 288,648 Shares at a price of HK$6.4 per Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of  the Latest Practicable  Date, none of these options has been exercised.

(7)

On  November 17, 2014, Dr. Gao was granted an award of  291,083 Restricted Share Units pursuant  to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017; and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of the Latest Practicable Date, a total of 291,083 Restricted Share Units were vested, among which, 205,578 were settled in cash.

(8)

These options comprise: (a) On May 24, 2010, Dr. Chen was granted options to purchase 314,531 Shares at a price of HK$6.4 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 98,958 Shares at a price of HK$6.42 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 1,198 Shares at a price of  HK$8.72 per Share pursuant to the 2014 Stock Option Plan were granted to  Dr. Chen.  These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. (d) On April 5, 2017, options to purchase 62,500 Shares at a price of HK$9.834 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of  April 4, 2027 or 120 days after termination of his service as a Director to the Board. (e) On May 23, 2018, options to purchase 125,000 Shares at a price of HK$10.512 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options will expire on the earlier of  May  22, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(9)

These Restricted Share Units comprise: (a) On May 25, 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 1,198 Restricted Share Units were granted to  Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (d) On May 23, 2018, 125,000 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan, subject to the Independent

APPENDIX I	GENERAL INFORMATION

Shareholders’ approval at the EGM. Among the 125,000 Restricted Share Units, 62,500 Restricted Share Units are vested immediately and 62,500 Restricted Share Units will vest on January 1, 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(10)

On April 5, 2017, Dr. Tong was granted options to purchase 187,500 Shares at a price of HK$9.834 per Share pursuant to  the 2014 Stock Option Plan. These options will expire on the earlier of April   4, 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(11)

On April 5, 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary  of February 14, 2017, shall fully vest on February 14, 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(12)

These options comprise: (a) On September 6, 2013, Mr. Brown was granted options to purchase 449,229 Shares at a price of HK$5.62 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. (b) On May 23, 2018, options to purchase 87,500 Shares at a price of HK$10.512 per Share pursuant to the 2014 Stock Option Plan were granted to Mr. Brown. These options will expire on the earlier of May 22, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, 449,229 options have been exercised.

(13)

On May 23, 2018, 87,500 Restricted Share Units were granted to Mr. Brown pursuant to the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Among the 87,500 Restricted Share Units, 25,000 Restricted Share Units are vested immediately and 62,500 Restricted Share Units will vest on January 1, 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(14)

On April 5, 2017, Dr. Chiang was granted options to purchase 187,500 Shares at a price  of  HK$9.834 per Share pursuant to the  2014  Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(15)

On April 5, 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary  of December 20, 2016, shall fully vest on December 20, 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(16)

On April 5, 2017, Dr. Cong was granted options to purchase 187,500 Shares at a price of HK$9.834 per Share pursuant to  the 2014 Stock Option Plan. These options will expire on the earlier of April   4, 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

APPENDIX I	GENERAL INFORMATION

(17)

On April 5, 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary  of February 14, 2017, shall fully vest on February 14, 2020. As of the Latest Practicable Date, 61,875 of these Restricted Share Units were exercised.

(18)

On September 13, 2018, Professor Lau was granted options to purchase 187,500 Shares at a price of HK$8.574 per Share pursuant to the  2014  Stock Option Plan. These options will expire on the earlier of September 12, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(19)

On September 13, 2018, Professor Lau was granted an award of  187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan, subject to the  Independent Shareholders’ approval at  the  extraordinary general meeting. These RSUs, over  a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of June 22, 2018, shall fully vest on June 22, 2021. As of the Latest Practicable Date, none of these Restricted Share Units was exercised.

(20)

On September 13, 2018, Mr. Fan was granted options to purchase 187,500 Shares at a price of HK$8.574 per Share pursuant to the  2014  Stock Option Plan. These options will expire on the earlier of September 12, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(21)

On September 13, 2018, Mr. Fan was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the extraordinary general meeting. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of    June 22, 2018, shall fully vest on June 22, 2021. As of the Latest Practicable Date, none of these Restricted Share Units was exercised.

(22)

These interests have been adjusted upon the Share Consolidation taking effect from December 7,  2016 on the basis of consolidating every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each.

APPENDIX I	GENERAL INFORMATION

(b)	Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was  any party who, as  at the Latest Practicable Date, had an interest or short position in  the  Shares  and  underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

				Percentage of Shares Held to Total Issued Share Capital of			Percentage of Total interests to Total Issued
Name of Shareholder	Nature of Interests	Long/Short Position	Number of Shares held	the Company	Derivatives	Total Interests	Share Capital of the Company
			(Note 9)	(Note 1)	(Note 9)	(Note 9)	(Note 1)
Pagoda Tree Investment Company Limited	A concert party to an agreement to buy shares described in s.317(1)(a)	Long Position	859,522,595	17.06%	122,118,935	981,641,530	19.48%
			(Note 2)		(Note 2)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	859,522,595	17.06%	122,118,935	981,641,530	19.48%
			(Note 3)		(Note 4)
Integrated Circuit Industry Investment Fund Co.,	Interest of corporation controlled	Long Position	797,054,901	15.82%	183,178,403	980,233,304	19.45%
			(Note 5)		(Note 6)
Tsinghua University	Interest of corporation controlled	Long Position	374,665,110	7.43%		374,665,110	7.43%
			(Note 7)
Zhao Weiguo	Interest of corporation controlled	Long position	350,301,600	6.95%		350,301,600	6.95%
			(Note 7)

Notes:

(1)	Based on 5,039,700,056 Shares in issue as at the Latest Practicable Date.

(2)

Lightmane Holdings Company Limited, a wholly-owned subsidiary of  CNIC Corporation Limited, of which Compass Investment Company Limited, a wholly owned subsidiary of Pagoda Tree Investment Company Limited, has a 90% control, signed an agreement with Datang Holdings (Hongkong) Investment Company Limited (‘‘Datang HK’’) with terms falling under the Section 317 (1)(a) or (b) of the SFO. Lightmane Holdings Company Limited, CNIC Corporation Limited, Compass Investment Company Limited, Pagoda Tree Investment Company Limited are therefore deemed to be interested in 981,641,530 Shares of the Company.

(3)	859,522,595 Shares are held by Datang HK which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd. (‘‘Datang’’).

APPENDIX I	GENERAL INFORMATION

(4)

On April 23, 2018, the Company entered into the Datang PSCS  Subscription  Agreement  with Datang and Datang HK, pursuant to which, on and subject to the terms of the Datang PSCS Subscription Agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for, the Datang PSCS which are convertible into 122,118,935 Shares (assuming full conversion of the Datang PSCS at the initial Conversion Price of HK$12.78  per Share). In this regard, Datang and Datang HK are deemed to be interested in these 122,118,935 Shares under the SFO. Completion of  the Datang PSCS Subscription Agreement has occurred on  June 29, 2018.

(5)

797,054,901 Shares are held by Xinxin (Hongkong) Capital Co., Ltd (‘‘Xinxin HK’’), a wholly-owned subsidiary of Xunxin (Shanghai) Investment Co., Ltd., which in turn is wholly-owned by China IC Fund. On April 23, 2018, the Company entered into the China IC Fund Pre-emptive Share Subscription Agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the China IC Fund Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the 57,054,901 Shares at the price of HK$10.65 per Share. Completion of the China IC Fund Pre-emptive Share Subscription Agreement has occurred on August 29, 2018.

(6)

On April 23, 2018, the Company entered into the  China IC  Fund PSCS  Subscription Agreement  with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the China IC Fund PSCS Subscription Agreement, the Company conditionally agreed to  issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the China IC  Fund  PSCS  which are convertible into 183,178,403 Shares (assuming full conversion of the China IC Fund PSCS at the initial Conversion Price of HK$12.78 per Share). In this regard, China IC Fund and Xinxin HK are deemed to be interested in these 183,178,403 Shares under the Securities and Futures Ordinance (Cap. 571) (the ‘‘SFO’’). Completion of the China IC Fund PSCS Subscription Agreement has occurred on August 29, 2018.

(7)

Tsinghua University holds 374,665,110 Shares in long position through Tsinghua Unigroup Co., Ltd. (a 51% indirectly held subsidiary of Tsinghua University and a  49% indirectly held subsidiary  of Zhao Weiguo) and another corporation controlled by it. On September 4, 2018,  Tsinghua Holdings Co., Ltd., a subsidiary of Tsinghua University, entered  into  equity transfer  agreements with each of Suzhou High-speed Rail New Town State-owned Assets Management and  Operation Co., Ltd. and Hainan Union Asset Management Corporation to transfer 30% and 6% of the entire equity interest in Tsinghua Unigroup Co., Ltd. respectively.

(8)

Zhao Weiguo holds 70% of Beijing Jiankun Investment Group Co., Ltd. which in  turns holds 49% of Tsinghua Unigroup Co., Ltd.. Zhao Weiguo is therefore deemed to be interested in 350,301,600 Shares held in long position through Tsinghua Unigroup Co., Ltd..

(9)

These interests have been adjusted upon the Share Consolidation taking effect from December 7,  2016 on the basis of consolidating every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004.

APPENDIX I	GENERAL INFORMATION

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2017, the date of the latest published audited accounts of the Group.

LITIGATION AND CLAIMS

As at the Latest Practicable Date, the Directors were not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member of  the  Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)

none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)

save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company and Dr. Tong Guohua, a non- executive Director of the Company, is currently the president and an executive director of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)

none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)	none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

EXPERT AND CONSENT

The following is the qualification of the Independent Financial Adviser which has  given opinions or advice contained in this circular:

APPENDIX I	GENERAL INFORMATION

Name	Qualification

Messis Capital Limited	A licensed corporation to carry out type 1 (dealing in
securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Messis Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of  its  statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Messis Capital Limited was not  beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Messis Capital Limited did not have any direct or indirect interest in any assets which have been, since 31 December 2017, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Messis Capital Limited dated 21 December 2018 is set out on pages 38 to 65 for incorporation herein.

MISCELLANEOUS

The Company has two joint company secretaries, Dr. Gao Yonggang and Dr. Liu Wei.

Dr. Gao graduated from Nankai University with a PhD in management. He is the chief financial officer of the Company. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia, and a Founding Member and director of The Hong Kong Independent Non-Executive Director Association.

Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law and the University of Cambridge with a bachelor in Chinese literature, a master degree in law and a PhD in law respectively. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and England and Wales.

The registered office of the Company is Cricket Square, Hutchins Drive, P.O. Box  2681, Grand Cayman, KY1-1111, Cayman Islands and the head office of the Company is 18 Zhangjiang Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 27 December 2018 to 11 January 2019 (both days inclusive):

(a)	the memorandum and articles of association of the Company;

APPENDIX I	GENERAL INFORMATION

(b)	the SMNC Centralised Fund Management Agreement;

(c)	the SJ Cayman Centralised Fund Management Agreement;

(d)	the 2014 Equity Incentive Plan;

(e)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(f)	the letter of advice from Messis Capital Limited to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(g)	the written consent of Messis Capital Limited referred to in this appendix; and

(h)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held at 5 Floor SO1 Building, 18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China on 11 January 2019 at 9 : 00 a.m. for the purpose of transacting the following businesses:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.	‘‘THAT:

(a)

the centralised fund management agreement dated 29 November 2018 (the ‘‘SMNC Centralised Fund Management Agreement’’) and entered into among the Company, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing North China (Beijing) Corporation, a copy of  which having been produced to  the EGM  marked  ‘‘A’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b)

the SMNC Centralised Fund Management Agreement annual caps for the  three years ending 31 December 2019, 31 December 2020 and 31 December 2021, respectively be and are hereby approved and confirmed; and

(c)

any director(s) of the Company be and is hereby authorised,  for  and  on behalf of the Company, to enter into any agreement, deed or instrument and/ or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementation and completion  of the SMNC Centralised Fund Management Agreement and transactions contemplated thereunder, and/or (ii) any amendment, variation or

*	For identification purpose only

NOTICE OF EXTRAORDINARY GENERAL MEETING

modification of  the SMNC Centralised Fund Management Agreement and  the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.’’

2.	‘‘THAT:

(a)

the centralised fund management agreement dated 6 December 2018 (the ‘‘SJ Cayman Centralised Fund Management Agreement’’) and entered into among the Company, Semiconductor Manufacturing International (Beijing) Corporation and SJ Semiconductor Corporation, a copy of  which  having been produced to the EGM marked ‘‘B’’ and signed by the chairman of the EGM for identification purpose, and the transactions  contemplated thereunder be and are hereby approved, confirmed and ratified;

(b)

the SJ  Cayman Centralised Fund Management Agreement annual caps for   the three years ending 31 December 2019, 31 December 2020 and 31 December 2021, respectively be and are hereby approved and confirmed; and

(c)

any director(s) of the Company be and is hereby authorised,  for  and  on behalf of the Company, to enter into any agreement, deed or instrument and/ or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementation and completion  of the SJ Cayman Centralised Fund  Management  Agreement  and transactions contemplated  thereunder,  and/or  (ii)  any  amendment,  variation or modification of the SJ Cayman Centralised Fund Management Agreement and the transactions contemplated thereunder upon such terms   and conditions as the board of directors of the Company may think fit.’’

3.	‘‘THAT:

(a)

the proposed grant of 187,500 restricted share units (‘‘RSUs’’) to Professor Lau Lawrence Juen-Yee, an independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan,  and subject to all applicable laws, rules, regulations and the other applicable documents, be and is hereby approved and confirmed;

(b)

any director(s) of the Company be and is hereby authorised to exercise the powers of the Company to allot and issue the Shares of the  Company  pursuant to  the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or  in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.’’

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	‘‘THAT:

(a)

the proposed grant of 187,500 RSUs to Mr. Fan Ren Da Anthony, an independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents, be and is hereby approved and confirmed;

(b)

any director(s) of the Company be and is hereby authorised to exercise the powers of the Company to allot and issue the Shares of the  Company  pursuant to  the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or  in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.’’

By Order of the Board

Semiconductor Manufacturing International Corporation Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 21 December 2018

Principal place of business:

18 Zhangjiang Road Pu Dong New Area Shanghai 201203

People’s Republic of China

Registered office:

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111 Cayman Islands

As at the date of this notice, the Board comprises four executive Directors, namely Dr. Zhou Zixue (Chairman), Dr. Zhao Haijun (Co-Chief Executive Officer), Dr. Liang Mong Song (Co-Chief Executive Officer) and Dr. Gao Yonggang (Chief Financial Officer and Joint Company Secretary); five non-executive Directors, namely Dr. Chen Shanzhi, Mr. Zhou Jie, Mr. Ren Kai, Mr. Lu Jun and Dr. Tong Guohua; and five independent non-executive Directors, namely Mr. William Tudor Brown, Dr. Chiang Shang-yi, Dr. Cong Jingsheng Jason, Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony.

Notes:

1.

A member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy, the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.

To be valid, a form of proxy must be delivered to the Company’s branch  share  registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48   hours before the meeting or adjourned meeting (or 24 hours before a poll  is  taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a form of proxy is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s branch share registrar with the form of proxy, except that the power of attorney which has already been registered with the Company need not be  so delivered. Completion and return of   a form of proxy will not preclude a member from attending in person and voting at the EGM or any adjournment thereof should he so wish.

3.

The register of members of the Company will be closed from 8 January 2019 to 11 January 2019 (both days inclusive), during which period no transfer of shares in the Company will be registered. In  order to qualify for attending and voting at the EGM,  all properly completed transfer forms, accompanied by the relevant share certificates must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre,  183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 7 January 2019. All persons who are registered holders of the Shares on 11 January 2019, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 21 December 2018 which contains information concerning the resolutions to be proposed at the EGM.

5.	The voting at the EGM will be taken by a poll.